SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 4, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.



Management Proposal for the

182nd Extraordinary General Meeting to be held on

August 05, 2022

Eletrobras

SUMMARY

INVITATION

Centrais Elétricas Brasileiras S.A. – ELETROBRAS ("Company") summons all its shareholders to attend its 182nd Extraordinary General Meeting ("EGM"), as follows:

Date: August 05, 2022.

Time (Brasília): 01:30 pm

The Extraordinary General Meeting shall be held entirely digitally under the terms of Article 5, Paragraph 2, Item I and Article 28, Paragraphs 2 and 3 of CVM Resolution No. 81, dated March 29, 2022 ("CVM Resolution No. 81"), on August 5, 2022, at 01:30 pm, through the Ten Meetings digital platform ("Digital Platform") in order to resolve on the agenda contained in the call notice attached to this proposal.

Agenda:

1. To elect the members of the Company's Board of Directors, with the exception of the director representing the employees, as provided for in Article 32 of the Company's Bylaws, being 1 (one) for the holders of preferred shares and the others for the holders of common shares; and

2. Deliberate on the proposal presented by shareholders to set a deadline for the unified term of office of the Board of Directors, exceptionally, until the shareholders' meeting to be held in 2025, as authorized in item 4.5.1 of Level 1 Corporate Governance Listing Regulation of B3 S.A. – Brasil, Bolsa, Balcão.

The Company prepared this Management Proposal in compliance with good corporate governance practices and transparency requirements, in order to guide and clarify to all its Shareholders the matters to be resolved, providing that its Superintendent's Office of Investors Relations will be at your disposal to clear up any additional questions.

Service Channels
Website: https://ri.eletrobras.com/
E-mail: assembleiavirtual@eletrobras.com
E-mail: ombudsman-ri@eletrobras.com
Phone numbers: (21) 2514-6333|2514-4627
Fax number: (21) 2514-5964

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS
(Public company)
CNPJ No. 00.001.180/0001-26

CALL NOTICE
182nd Extraordinary General Meeting

We invite the Shareholders of Centrais Elétricas Brasileiras S.A – Eletrobras ("Company") to meet in an Extraordinary General Meeting ("EGM"), in an exclusively digital form, Article 5, Paragraph 2, Item I and Article 28, Paragraphs 2 and 3 of CVM Resolution No. 81, dated March 29, 2022 ("CVM Resolution No. 81"), to be held on August 5, 2022, at 01:30 pm, through the Ten Meetings digital platform ("Digital Platform"), to resolve on the agenda listed below.

Agenda:

1. Elect the members of the Company's Board of Directors, with the exception of the director representing the employees, as provided for in Article 32 of the Company's Bylaws, being 1 (one) for the holders of preferred shares and the others for the holders of common shares; and

2. Deliberate on the proposal presented by shareholders to set a deadline for the unified term of office of the Board of Directors, exceptionally, until the shareholders' meeting to be held in 2025, as authorized in item 4.5.1 of Level 1 Corporate Governance Listing Regulation of B3.

Digital Meeting

The Company's decision to hold the EGM exclusively digital, pursuant to Article 5, Paragraph 2, Item I and Article 28, Paragraphs 2 and 3 of CVM Resolution No. 81 aims to facilitate the participation of shareholders and others involved in the EGM.

EGM shall be held exclusively digitally, which is why the shareholder's participation can only be:

(a) via Remote Voting Ballot ("Voting Ballot"), providing that detailed instructions on the documentation required for remote voting are stated in the Voting Ballot, which can be accessed on the websites below; and

(b) via Digital Platform, in person or by an attorney-in-fact duly appointed, pursuant to Article 28, paragraphs 2 and 3 of CVM Resolution No. 81, in which case the shareholder may: (i) simply attend EGM, whether or not they have submitted their Voting Ballot; or (ii) attend and vote at EGM. Please note that, for shareholders that have already submitted their Voting Ballot and intent to vote at the Meeting via Digital Platform, all voting instructions received by means of the Voting Ballot will be disregarded.

Procedure for Election of Managers – Majority Vote and Multiple Vote

Eletrobras' Bylaws provides that the board of directors will be made up of 11 (eleven) members, of which 3 (three) should be independent members, 1 (one) will be elected by the holders of preferred shares, 1 (one) will be elected by employees and the others elected by the holders of common shares. The employees' representative director has been previously elected and remains on the board.

The election can be carried out by the majority system or by multiple vote, and if this is requested by shareholders representing 5% (five percent) of the voting capital (Article 141 of the Brazilian Corporate Law and in Articles 1, Item III, and 3 of CVM Resolution No. 70 of March 22, 2022), the first system will be removed.

In the majority system, which is not addressed in the Company´s Bylaws, shareholders have the right to request that voting be by list of candidates or individually, in which case the EGM will be responsible for deciding which system to use. There was a request from shareholders that the election be carried out by list of candidates, the composition of which has already been presented (Notice to the Market of June 19, 2022), with shareholders being able to present competing list of candidates.

Remote Voting

In keeping with the procedures established under CVM Resolution No. 81, in the Company Reference Form, and the instructions stated in the Management Proposal for the Extraordinary General Meeting, the shareholder may exercise the voting right by means of the completion and delivery of the Remote Voting Ballot ("Voting Ballot") made available by the Company at the websites of the Company (https://ri.eletrobras.com), of the Brazilian Securities and Exchange Commission – CVM (www.cvm.gov.br) and of B3 S.A. – Brasil, Bolsa, Balcão ("B3") (www.b3.com.br).

Access to Meeting

Shareholders that intend to participate at EGM via the Digital Platform should access the specific website for the meeting, at the address https://tenmeetings.com.br/assembleia/portal_/#/?id=AE0379C8AFD6, complete their sign-in, including the creation of a password, and attach all the documents necessary for their qualification to participate and/or vote in EGM, at least 2 (two) days in advance of the date set for the EGM, that is, until August 03, 2022.

Mandatory Documents

The following documents will be required from shareholders for eligibility and participation and/or vote at EGM via the Digital Platform: (a) if a natural person, copy of the identification document, legally recognized as such, with a recent photo and national validity, within the period of validity, if applicable, or, in the case of being represented by an attorney-in-fact, a copy of the power of attorney signed less than 1 (one) year ago, along with the official identity document with a photo of the attorney-in-fact, and such attorney-in-fact should be another shareholder, manager of the Company or a lawyer regularly registered with the Brazilian Bar Association; or (b) if a legal entity, (i) updated Corporate Instruments of the shareholder and of the act that grants to the representative(s) sufficient powers for representation within the scope of EGM, duly registered with the competent bodies, along with an official identity document with photo of said representative(s); (ii) accordingly, a power of attorney duly granted in accordance with the law and/or the shareholder's Corporate Instruments, together with the official identity document with photo of the attorney-in-fact.

The Company explains that, exceptionally for this EGM, it will waive the need to submit hard copies of the shareholders' representation documents to its office, as well as to the certification of grantor's signature in the power of attorney destined for shareholder representation, alongside the notarization, consularization, apostille, and sworn translation of all documents representing the foreign shareholder, simply by submitting a simple copy of the original documents through the website mentioned above. The Company will only admit powers of attorney granted by shareholders by electronic means containing digital certification that is within the standards of the Brazilian Public Keys Infrastructure or by other means of proving the authorship and integrity of the document in electronic form.

Shareholders' Representation

Pursuant to paragraph one of Article 126 of Law 6,404, dated December 15, 1976, as amended ("Brazilian Corporate Law") and the decision of CVM's Collective Board under CVM case No. RJ-2014/3578, on November 4, 2014, a shareholder may be represented at the shareholders' meeting: (i) if by an individual, by an attorney-in-fact appointed less than one (1) year ago (which is a shareholder, manager of the Company or lawyer duly registered with the Brazilian Bar Association);

(ii) if by a legal entity, by its legal representatives or by an attorney-in-fact appointed in accordance with its Corporate Instruments and the Brazilian Civil Code; and (iii) if by an investment fund, by its administrator and/or manager, or by an attorney-in-fact appointed in accordance with its Corporate Instruments and the Brazilian Civil Code rules.

Confirmation of Eligibility

After submitting all documents proving eligibility, the shareholder or attorney-in-fact, accordingly, will receive confirmation of eligibility to participate in EGM. Under the terms of Article 6, Paragraph 3 of CVM Instruction 81, access to the Digital Platform will not be allowed for shareholders who do not submit the necessary attendance documents within the period set forth herein and as detailed in the Management Proposal.

Additional Information

Detailed information on the rules and procedures for participation and/or remote voting at EGM, including guidelines for submitting the Remote Voting Ballot, are stated in the Management Proposal available at the websites of CVM (www.cvm.gov.br), of B3 (www.b3.com.br) and of the Company (https://ri.eletrobras.com/). Guidelines on the rules of conduct to be adopted at EMG will be available on the Digital Platform.

Pursuant to article 8 of Eletrobras' Bylaws, any shareholder or group of shareholders, Brazilian or foreign, public or private, is not allowed to exercise the right to vote in a number greater than equivalent to the percentage of 10% (ten percent) of the total number of shares into which Eletrobras' voting capital is divided, regardless of its share in the capital.

Pursuant to Article 9 of Eletrobras' Bylaws, shareholders' agreements cannot be executed with a view to regulating the exercise of voting rights in a number greater than the percentage corresponding to 10% (ten percent) of the total number of shares in which the voting capital of Eletrobras is divided.

Pursuant to article 10 of Eletrobras' Bylaws, to qualify under the definition of "group of shareholders," for the purpose of restricting the exercise of vote, 2 (two) or more shareholders may: (i) be parties to a voting agreement, either directly or through companies controlled, controlling or under joint control; (ii) be, directly or indirectly, the controlling shareholder or controlling company of the other or the others; (iii) be companies directly or indirectly controlled by the same person or company, or a group of people or companies, shareholders or not; (iv) be companies, associations, foundations, cooperatives and trusts, funds or investment portfolios, universality of rights or any other forms of organization or enterprise with the same administrators or managers, or with administrators or managers that are companies directly or indirectly controlled by the same person or company, or group of people or companies, shareholders or not; (v) be any shareholders represented by the same agent, manager or representative in any capacity, except in the case of holders of securities issued within the scope of the Company's Depositary Receipts program, when represented by the respective depositary bank, providing that they do not fit into any of the cases set out in the above article.

In the case of investment funds with a common administrator or manager, only those with investment policy and the exercise of votes at shareholders' meetings, under the terms of the respective Bylaws, under the responsibility of the administrator or manager will be considered as members of a group of shareholders.

Owing to the limitation above, the Company hereby requests, for the purposes of the timely examination of the business, that the shareholders included in the legal situations provided in Article 10 of the Bylaws above, transcribed in Annex 05, report which are the members of the group of shareholders up to 2 (two) days in advance of the date set for EGM, that is, until 11:59 pm on August 3, 2022, by sending the statement (Annex 05) exclusively to the website address: https://tenmeetings.com.br/assembleia/portal /#/?id=AE0379C8AFD6, stating as follows:

(i) if they are part of a voting agreement and if there are other members of the agreement and their respective shareholdings;

(ii) if they are part of a business group of companies or a group of entities with common administration or management or under the same control;

(iii) if they are represented by the same agent, administrator or representative in any capacity.

Shareholders may find at the websites of the Company (https://ri.eletrobras.com), of CVM (www.cvm.gov.br), and of B3 (www.b3.com.br) all documentation on the business that will be resolved at EGM, under the terms of Brazilian Corporate Law and CVM Instruction No. 81.

Brasília, July 04, 2022.

Ruy Flaks Schneider
Chairman of the Board of Directors

MANAGEMENT PROPOSAL

1. Procedures inherent to EGM

To facilitate the understanding and attendance of the Shareholders to the EGM summoned hereunder, the Company lists below some relevant information regarding the procedures for the opening, participation, and holding of the meeting. ("Management Proposal")

1.1. Voting Right

- Shareholders that hold **Common** shares:

They will be entitled to vote on all items on the agenda, with the exception of the election, separately, to be made by the holders of preferred shares, of 1 (one) member for the Board of Directors, pursuant to Item I of Article 32 of the Company's Bylaws.

- Shareholders that hold **Preferred** shares:

They will be entitled to elect, in a separate vote, one (1) member for the Board of Directors, pursuant to item I of Article 32 of the Company's Bylaws.

Shareholders holding Preferred shares will not participate in voting on other matters at the meeting.

1.2. Opening of the Extraordinary General Meeting

Under the terms of Article 125 of the Brazilian Corporate Law, in order to summon a Extraordinary General Meeting to open on first call, it is necessary that shareholders and/or their legal representatives holding at least twenty-five percent (25%) of the Company's voting capital duly attend.

If the said percentage is not achieved, a new call will be made with at least eight (08) days of notice, after which the Extraordinary General Meeting shall be opened upon attendance of any number of shareholders.

1.3. Qualification and Participation in the Extraordinary General Meeting

Representation in the Extraordinary General Meeting

Under the terms of Paragraph 1 of Article 126 of the Brazilian Corporate Law, and the decision of CVM's Collective Board under CVM case No. RJ-2014/3578, issued on November 04, 2014, the shareholder may be represented at the EGM as follows: (a) if by a natural person, by an attorney-in-fact appointed less than one (1) year previously (who may be a shareholder, a company's manager or a lawyer duly registered with the Brazilian Bar Association), (b) if by a legal entity, by its legal representatives or attorney-in-fact appointed pursuant to its Bylaws and in accordance with the rules of the Brazilian Civil Code, (c) if by an investment fund, by its administrator and/or manager, or by an attorney-in-fact appointed pursuant to its Bylaws and in accordance with the rules of the Brazilian Civil Code.

Documents for Participation in the Extraordinary General Meeting

To participate in EGM, shareholders should be holders of shares issued by the Company, and present the following documents:

(a) if a natural person, a copy of an identification document, legally recognized as such, with a recent photo and national validity, within the validity period, if applicable, or, in the case of being represented by an attorney-in-fact, a copy of the signed power of attorney with less than 1 (one) year, together with the official identity document with photo of the attorney-in-fact, and such

attorney-in-fact is expected to be another shareholder, manager of the Company or a lawyer regularly registered with the Brazilian Bar Association; or

(b) if a legal entity, (i) a copy of the updated Bylaws of the shareholder and of the act that grants to the representative(s) sufficient powers for representation within the scope of EGM, duly registered with the competent agencies, together with the official identity document with photo of the said representative(s); (ii) if applicable, power of attorney duly granted pursuant to the law and/or the Bylaws, together with the official identity document with photo of the attorney-in-fact.

For the purposes of the documents set out in item (b), the Company will adhere to the Company's Bylaws and articles of association and minutes of the corporate bodies that elect the representatives of the corporate shareholder, in a certificate issued by the respective registration body, attesting to the registration of the document or act registered.

In case of investment funds, the representative shall prove that he is a trustee of the fund or an attorney-in-fact duly appointed thereby, pursuant to the provisions of the applicable legislation.

Owing to the limitation on the exercise of voting rights, the Company hereby requests, for the purposes of the timely examination of the business, that the shareholders included in the legal situations provided in Article 10 of the Company's Bylaws, transcribed in Annex 05, report which are the members of the group of shareholders up to 2 (two) days in advance of the date set for EGM, that is, until 11:59 pm on August 3, 2022, by sending the statement (Annex 05) exclusively to the website address: https://tenmeetings.com.br/assembleia/portal_/#/?id=AE0379C8AFD6, stating as follows:

(i) if they are part of a voting agreement and if there are other members of the agreement and their respective shareholdings;

(ii) if they are part of a business group of companies or a group of entities with common administration or management or under the same control;

(iii) if they are represented by the same agent, administrator or representative in any capacity.

The said documents should be presented by the shareholder up to 2 (two) days in advance of the date set for EGM, that is, until 11:59 pm on August 3, 2022, exclusively through the website address: https://tenmeetings.com.br/assembleia/portal_/#/?id=AE0379C8AFD6.

Registration and Accreditation for Remote Participation in EGM

Shareholders intending to participate in EGM, to express themselves and/or vote, via the Digital Platform, should fill in all registration data at the address https://tenmeetings.com.br/assembleia/portal_/#/?id=AE0379C8AFD6 , and attach all (complete) documents proving eligibility (as listed above) at said website address at least 2 (two) days in advance from the date set for EGM, that is, until 11:59 pm on August 03, 2022.

The Company will arrange for the documents to be checked and the shareholder will receive, via Digital Platform, confirmation of their accreditation to participate in the EGM. Should there be insufficient documentation, the shareholder is expected to complete the documentation at the same address https://tenmeetings.com.br/assembleia/portal_/#/?id=AE0379C8AFD6 until 11:59 pm of August 03,2022.

In the case of an attorney-in-fact, they should sign in with their data at the address https://tenmeetings.com.br/assembleia/portal_/#/?id=AE0379C8AFD6 and should, through the same website, insert each shareholder who will represent and attach the respective documents proving the condition of shareholder and representation, under the terms above. After the personal registration, the attorney-in-fact is automatically directed to the registration of their representatives, but if they leave this page and want to add more representatives again, the attorney-in-fact should access the

link received by email at the time of their registration to continue with the registration. The attorney-in-fact will receive individual confirmation of the qualification status of each shareholder signing in their registration and will provide, if necessary, the supplementing documents.

The attorney-in-fact representing more than one shareholder may only vote at EGM on behalf of shareholders who have their eligibility confirmed by the Company. In this case, the attorney-in-fact should adhere to the provisions of paragraph 2 of Article 10 of the Company's Bylaws, which establishes that, for the purposes of the voting limitation established in Articles 8 and 9 of the Company's Bylaws, any shareholders represented by the same agent, manager or representative in any capacity, with the exception of holders of securities issued within the scope of the Company's Depositary Receipts Program, when represented by the depositary bank, providing that they are not framed in any of the cases in the head provision of Article 10 or its paragraph 1.

It is important to note that holders of ADRs ("American Depositary Receipt") participate and vote in the meetings solely and exclusively through their representative, Banco Bradesco S.A., as a depositary financial institution, abiding by the terms and procedures established in the "Depositary Agreement" entered into with Eletrobras.

Access to EGM via the Digital Platform will be restricted to shareholders or their attorneys-in-fact who are accredited under the terms of this Management Proposal ("Accredited Shareholders"). The Company warns that shareholders who do not submit the request and the necessary attendance documents within the period required herein will not be able to participate in the EGM.

The Accredited Shareholders or their attorneys-in-fact undertake to: (i) use the individual sign-in solely and exclusively for the remote participation in EGM, (ii) not transfer or disclose, in whole or in part, the individual sign-in to any third party, shareholder or not, providing that the sign-in is non-transferable, and (iii) not record or reproduce, in whole or in part, nor transfer, to any third party, shareholder or not, the content or any information transmitted by virtual means during EGM.

If a certain Accredited Shareholder does not receive the individual invitation for virtual access to EGM up to 8 (eight) hours in advance of the EGM start time, they should contact the Superintendent's Office of Investors Relations of the Company via e-mail assembleiavirtual@eletrobras.com up to 4 (four) hours before the EGM start time.

Participation in EGM via Digital Platform

The Accredited Shareholder that participates through the electronic system made available by the Company will be considered present at EGM (being able to exercise their respective voting rights) and signer of the respective minutes, pursuant to Article 47, Item III and Paragraph 1 of CVM Resolution No. 81.

In turn, the shareholder that has already sent the Voting Ballot may also, if they so intend, to sign in to participate in the EGM through the Digital Platform, providing that they do so in the manner and within the period described in this Management Proposal, in which case such shareholder may: (i) simply participate in the EGM, whether or not they have sent the Voting Ballot; or (ii) participate and vote in the EGM, providing that, as for the shareholder who has already sent the Voting Ballot and who, if desired, votes in EGM, all voting instructions received through the Voting Ballot will be disregarded.

It is important to note that the Digital Platform meets the requirements set out in Article 28, Paragraph 1, and items I to III of CVM Resolution No. 81, which are: (i) the possibility of view statement and simultaneous access to documents presented over the AGE that have not been previously made available; (ii) the full recording, by the Company, of EGM; (iii) the possibility of communication between the attending shareholders and (iv) ensure the registration of the shareholders' attendance and the respective votes.

The Accredited Shareholders who sign in the electronic system hereby authorize the Company to use any information contained in the EGM recording to: (i) record the possibility of making statements

and viewing the documents presented during EGM; (ii) registration of the authenticity and security of communications during EGM; (iii) registration of attendance and votes cast by participating shareholders; (iv) compliance with a legal order from competent authorities; and (v) defense of the Company, its managers and contracted third party, before any judicial, arbitration, regulatory or administrative instance.

The Accredited Shareholder who intends to comment on a certain matter on the EGM´s Agenda should use the Digital Platform to enter such request, so that, in the order in which they are received by the board, the floor is given to such Accredited Shareholder, by opening their audio. In order to keep the EGM running smoothly, a maximum time for the view statement of each participating shareholder may be established.

Any written statements sent to the EGM board to the e-mail assembleiavirtual@eletrobras.com until the end of EGM, by any Accredited Shareholder or their attorney-in-fact, will be attached to the respective minutes, if there is an express request.

Attending shareholders intending to take the floor to make a statement on any matter unrelated to the EGM´s Agenda should use the usual channels of contact with the Company, through the Investor Relations division.

The Company is not responsible for connection problems that Accredited Shareholders may face and other situations that are not under the Company's control, such as instability in the internet connection or incompatibility of the Digital Platform with the Accredited Shareholder's equipment.

The Company strongly recommends that Accredited Shareholders (i) carry out tests and familiarize themselves in advance with the Digital Platform in order to avoid incompatibility of their electronic equipment with the Digital Platform and other problems with its use on the date of EGM; and (ii) access the Digital Platform at least 30 (thirty) minutes before the start of EGM, i.e., at 01:00 pm, in order to avoid any operational problems.

In order to assist its shareholders, the Company will supply remote technical support and provide Accredited Shareholders with a guide with basic instructions for accessing the EGM through the Digital Platform.

Any questions or clarifications on the above issues may be resolved or obtained, accordingly, by contacting the Investor Relations Department, via email assembleiavirtual@eletrobras.com.

Remote Voting

As provided for in CVM Resolution No. 81, under the terms of Article 26, Paragraph 1, II, "b," Eletrobras will make available, until the date set for the EGM to be hold, the possibility of remote participation through the remote Voting Ballot ("Voting Ballot"), the model of which was made available at the websites of the Company (https://ri.eletrobras.com), of CVM (www.cvm.gov.br) and of B3 (www.b3.com.br).

In order to participate in the EGM in this mode, the Company's shareholders shall fill in the proper fields, sign the Voting Ballot and submit it, alternatively, to: (i) the Bookkeeping Agent (as defined below) of the shares issued by the Company; (ii) the Custody Agent responsible for the custody of the shares issued by the Company held by them ("Custody Agent"), provided that they are qualified to receive the Voting Ballot pursuant to CVM Resolution No. 81; or, also, (iii) directly to the Company by postal mail or e-mail, as provided for in Item I of Article 27 of the said normative act up to 7 (seven) days in advance of the date of EGM.

In this sense, Eletrobras informs that the broker-dealer of its shares, namely, Banco Bradesco SA ("Bookkeeping Agent"), under the terms of an agreement entered into with the Company, will receive the Voting Ballot of the Company's shareholders in the entire network of bank branches spread throughout the national territory, in keeping with the procedures established by the Bookkeeping Agent. The shareholders or their representatives shall go to any bank branch of the Bookkeeping

Agent, with a valid original identification document containing photograph and, in case of shareholders considered legal entities and/or represented by an attorney-in-fact, the competent representation documents shall be presented, in addition to the Voting Ballot.

In addition to this, it is noteworthy that in accordance with CVM Resolution No. 81, custody agents may, but are not required to receive the Voting Ballots of the Company's shareholders. For this reason, the shareholders should check with the respective Custody Agent if it will provide such service, as well as its costs and procedures. In case the Custody Agent opts to receive the Voting Ballots, the shareholders of the Company may also, at their exclusive discretion, send the Voting Ballot directly to such agents.

Also, pursuant to CVM Resolution No. 81, shareholders who so wish may also forward the Voting Ballot directly to the Company and, in this case, should abide by the following rules:

(i) The Voting Ballot will only be received when sent by e-mail at the following address: ombudsman-ri@eletrobras.com. Exceptionally for this EGM, the Company will not require that originals are submitted to it;

(ii) The Voting Ballot shall contain the place, date and signature of the requesting shareholder. Should the shareholder be considered a legal entity in accordance with the Brazilian laws, the signature shall be by its legal representatives, or attorneys-in-fact with powers for this type of act; and

(iii) The Voting Ballot submitted directly to the Company should be accompanied by documentation attesting to the capacity of the shareholder or legal representative of the shareholder acting as the signatory, meeting, in this regard, the requirements and formalities referred to in item 1.3 above.

The Voting Ballot that is not accompanied by the documentation necessary to prove the condition of shareholder, or to prove its representation will not be considered valid, and, as a result, will not be processed by the Company. However, it may be rectified and resubmitted by the shareholder to the Company, in compliance with the terms and procedures established in CVM Resolution No. 81.

The Voting Ballot received by the Bookkeeping Agent, the Custody Agent (accordingly) and/or by the Company up to seven (7) days prior to the date of EGM pursuant to Article 27 of CVM Resolution No. 81 will be accepted. The Voting Ballot that is delivered after this deadline will be considered invalid and will not be processed by the Company.

After the expiration of the period above, if there remain unfilled items of the Voting Ballot presented, the Company informs that it will consider them as an instruction equivalent to abstaining from voting connected to such business.

2. Clarifications on the Business to be resolved at EGM

1. Item 1 of the Agenda: To appoint the members of the Company's Board of Directors.

On July 12, 2021, Law 14,182 was enacted, resulting from the conversion into law of Provisional Presidential Decree No. 1,031, dated February 23, 2021 ("Law 14,182"), which determined the privatization of Eletrobras ("Privatization").

The Privatization occurred by way of an increase in Eletrobras' capital, through the public subscription of new common shares, in Brazil and abroad, ("Primary Offering"), and waiver of the preemptive right by the Federal Government and, through a secondary offering, whereby BNDESPAR sold common shares issued by Eletrobras, as provided for in the Resolution of the Board of the Investment Partnership Program – CPPI No. 203, dated October 19, 2021, as amended.

With the said operation, the percentage of shareholding of the Federal Government and related entities became less than 45%, thus meeting the legal requirement for privatization, provided for in Law 14,182.

Besides, the adopted Privatization model establishes that any shareholder or group of shareholders, Brazilian or foreign, public or private, is not allowed to exercise the right to vote in a number greater than the equivalent to the percentage of 10% (ten percent) of the total number of shares in which the voting capital of Eletrobras is divided, regardless of its share in the capital.

Pursuant to Article 9 of Eletrobras' Bylaws, shareholders' agreements cannot also be executed with a view to regulating the exercise of voting rights in a number greater than the percentage corresponding to 10% (ten percent) of the total number of shares in which the voting capital of Eletrobras is divided.

Hence, having met all legal requirements, Eletrobras became a "true Corporation," ceasing to be a Federal Government-controlled company. As a result, the Federal Government no longer has the right to elect the majority of the Board of Directors, as it did in the condition of a state-owned company.

On June 18, 2022, all members of the Board of Directors, with the exception of the employees' representative, submitted a letter of resignation, providing the opportunity for the new shareholding composition – established without the reference to a controlling shareholder – to elect new members to compose the said collective body.

Pursuant to Article 32 of the current Bylaws, as approved by the 181st Extraordinary General Meeting of February 22, 2022, we have the following composition for the Board of Directors:

> Article 32: "The Board of Directors shall comprise eleven (11) members, elected by Shareholders' Meeting, with a unified term of office of two (2) years. Three (3) reappointments shall be allowed, at the most, including the following:
>
> I – a director elected in a separate vote at the Shareholders' Meeting, by a majority of the holders of preferred shares issued by Eletrobras, and the candidate should meet the investiture requirements; and
>
> II – one director elected as employee representative, chosen by the direct vote of their peers among the active employees and by an election organized by the Company together with the trade union entities that represent them, providing that such candidate should meet the investiture requirements.
>
> Paragraph 1 - Only the preferred shareholders that prove the uninterrupted ownership of their shares during a period of at least three months immediately prior to the Shareholders' Meeting may exercise the right set forth in Item I above.
>
> Paragraph 2 - The Board of Directors shall be made up of, at least, 3 (three) independent members. For the purposes of this paragraph, an Independent Director means the one defined in accordance with the requirements of the special governance segment of Novo Mercado of Brasil, Bolsa, Balcão S.A. (B3).
>
> Paragraph 3 - The People, Eligibility, Succession and Compensation Committee shall check the qualification of those appointed to be independent directors by reviewing the self-declaration they submitted, and the respective documents.
>
> Paragraph 4 - The Board of Directors shall elect its Chairman and the alternate at the first meeting within 30 (thirty) days after the election of its members. (...) "

Therefore, the Eletrobras' Board of Directors will be made up of 11 (eleven) members. The member elected by the Company's active employees has not resigned and remains on the board; 01 (one) member will be elected by the holders of preferred shares, in a separate election; and the other members will be elected by the holders of common shares.

In addition, when electing the members of the Board of Directors, the second paragraph of the said Article 32 shall be fulfilled in which it establishes that at least 3 (three) members are considered independent in consideration of the provisions of the special governance segment of Novo Mercado of B3.

That said, regarding the scenarios and rules to be fulfilled by shareholders for the election of directors, the Company explains the following:

<u>1.1. Proof of ownership of Shares and Representation at Shareholders' Meeting:</u>

Pursuant to paragraph 6 of Article 141 of the Brazilian Corporate Law, only the shareholders that prove the uninterrupted ownership of shareholding over the period of 3 (three) months, at least, immediately prior to EGM may exercise the right to elect members for the Company's Board of Directors, based on paragraph 4 of Article 141 of the Brazilian Corporate Law.

<u>1.2. Shareholders holding common shares:</u>

1.2.1. Multiple Vote: Article 141 of the Brazilian Corporate Law

As provided in Article 141 of the Brazilian Corporate Law and in Articles 1, Item III, and 3 of CVM Resolution No. 70, dated March 22, 2022, the shareholders accounting for at least five percent (5%) of the Company's voting capital may request the adoption of the multiple voting process for electing the Company's Board of Directors members.

In the case of request for multiple voting process, the following shall be met:

The multiple voting process will be applicable for the election of 9 (nine) members of the Board of Directors, not considering, therefore, the members that should be elected separately: (a) as a representative of the Company's employees; and (c) by the other holders of preferred shares;

The adoption of this process should be requested within 48 (forty-eight) hours in advance of the Extraordinary General Meeting to be held on August 05, 2022.

The Company informs the shareholders that, under the terms of CVM Resolution No. 81, once the multiple voting process has been adopted for the election of the members of the Board of Directors, the votes cast by shareholders that, via the Voting Ballot, have opted to "abstain" in the specific item that asks about the prior distribution of votes in the candidates stated in the ballot, they will be considered as abstention in the respective resolution of EGM, so that the votes of such shareholders are not counted in the calculation of the number of votes necessary for the election of each member of the board that should be informed to the shareholders by the board directing the work, pursuant to Paragraph 1 of Article 141 of Brazilian Corporate Law and, therefore, these shareholders will not participate in the election of the members of the Board of Directors.

In the case of adoption of the multiple voting regime, the board of the meeting will inform prior to the election the number of shares that will be considered in the polling place, in keeping with the limitation of 10% (ten percent) established in Articles 8 and 9 of the Bylaws, and will proceed to the calculation of the number of votes necessary for the election of each member of the board, which should be reported to the shareholders, pursuant to Paragraph 1 of Article 141 of the Brazilian Corporate Law.

1.2.2. Voting by majority of shareholders holding common shares

If there is no request for a multiple vote, the holders of common shares attending the Extraordinary General Meeting shall elect 9 (nine) members of the Board of Directors, by majority vote.

The said election will occur by majority vote and may occur (i) individually, by candidate; or (ii) through the list of candidate's system, as decided by the meeting, if there is a request for a name-by-name vote.

On June 19, 2022, according to the Market Announcement released, the Company received mail from shareholders representing more than 5% (five percent) of the Company's capital ("Letter from Relevant Shareholders of June 19, 2022"), requesting, based on Article 37, Paragraph 1, I, "b," of CVM Resolution No. 81, the inclusion, in the EGM Voting Ballot, of a list of candidates to be elected by holders of common shares, as follows:

List of Candidates 1:
Carlos Augusto Leone Piani
Daniel Alves Ferreira
Felipe Vilela Dias
Ivan de Souza Monteiro
Marcelo de Siqueira Freitas
Marcelo Gasparino da Silva
Marisete Fatima Dadald Pereira
Octavio Cortes Pereira Lopes
Vicente Falconi Campos

Information on the candidates indicated above, pursuant to items 12.5 to 12.10 of the Reference Form, can be found in Annex 01 to this document, as well as the manifestation of the People, Eligibility, Succession and Compensation Committee (Annex 02).

1.3. Shareholders holding preferred shares:

The holders of preferred shares may elect, by majority vote, in a separate vote, up to 1 (one) member for the Board of Directors, pursuant to Article 32, item I, of the Bylaws.

Through the Letter of Relevant Shareholders of June 19, 2022, the Company also received the appointment of candidate Pedro Batista de Lima Filho, for separate election by the holders of preferred shares.

Information on the candidate indicated above, pursuant to items 12.5 to 12.10 of the Reference Form, can be found in Annex 03 to this document, as well as the manifestation of the People, Eligibility, Succession and Compensation Committee (Annex 02).

1.4. Appointment of Other Candidates for the Board of Directors

Notwithstanding the appointments in this Management Proposal, the Company may receive other lists of candidates or individual candidates for the said general election of members to the Board of Directors. This information will be transmitted by means of a notice to shareholders whenever it is received by the Company, in a timely manner, before the EGM is held.

For appointments for candidates to the Company's Board of Directors to be included in the Voting Ballot, shareholders should do so up to 25 days (July 12, 2022) before the date of the Extraordinary General Meeting, to be held on August 5, 2022. (Article 37, Paragraph 1, Item I, Subitem "b" of CVM Resolution No. 81), using written notification, via e-mail to assembleiavirtual@eletrobras.com, addressed to the Company's Superintendent's Office of Investors Relations, **informing the full name and qualification of the candidate, as well as the information required under Article 11 of CVM Resolution No. 81, especially the information indicated in items 12.5 to 12.10 of the Reference Form.**

Additionally, the shareholder that submits the appointment of a member of the Board of Directors under the terms above is requested to submit, concomitantly with the

appointment, a copy of the declaration instrument, relating to the candidate, referred to in the sole paragraph of Article 46 of CVM Resolution No. 80, or declare that they obtained from the nominee the information that they are able to sign such instrument, indicating any reservations.

The appointment shall also be accompanied by the respective Manager Registration Form, duly completed, dated and signed by the shareholder and/or its representatives.

The candidates appointed shall meet the requirements established by the Brazilian Corporations Act in order to be elected to the respective positions.

Additionally, the candidate should provide an express declaration, before the respective election, that they are not prevented from being elected to the position in the Company's Board of Directors, pursuant to Article 147, paragraph three, of the Brazilian Corporations Act, in case of impediment(s), they must indicate which one(s) it is(are) for evaluation by the People, Eligibility, Succession and Compensation Committee. **If the said candidate is not present at the Shareholders' Meeting, the shareholder that appoints the said candidate should declare that they have obtained from the said candidate the information that they are able to sign such instrument, stating any reservations, being responsible, under the terms of the law, by such a declaration.**

All appointments of candidates for member of the Board of Directors received by the Company will be reviewed by the People, Eligibility, Succession and Compensation Committee, responsible for checking, as respects each of the candidates, that the eligibility requirements are met.

Shareholders that hold at least 0.5% (five tenths percent) of the Company's total capital stock, pursuant to CVM Resolution No. 81, are allowed to appoint candidates for the Board of Directors for inclusion in the Voting Ballot, provided that they do so up to 25 days (July 12, 2022) before the EGM date, to be held on August 5, 2022.

In order for such appointments to appear in the Voting Ballot(s), they should be made 25 days (July 12, 2022) before the date of EGM, to be held on August 05, 2022. In this case, if the appointment(s) meet the legal requirements, the Company will, up to 20 (twenty) days before the date of said meeting, resubmit its Voting Ballot including the name of the candidate.

In addition, information about these candidates will also be disclosed by the Company in the Notice to Shareholders ("*Aviso aos Acionistas*") category, available at the websites of the Company (https://ri.eletrobras.com), of CVM (www.cvm.gov.br) and of B3 (www.b3.com.br).

Information regarding the other candidates appointed by the shareholders, after the said period and before the General Meeting, will be disclosed by the Company in the same category Notice to Shareholders ("*Aviso aos Acionistas*") available at the websites of the Company (https://ri.eletrobras.com), of CVM (www.cvm.gov.br), and of B3 (www.b3.com.br) as provided for in the applicable regulation, but will not be included in the Voting Ballot.

Notwithstanding the period above, the shareholder may present a candidate for member of the Board of Directors over the EGM, and such appointments will be accompanied by the documents and information referred to above, to be supplied by the attending shareholders.

1.5. Elections scenarios for the Company's Board of Directors

Based on the agenda, Management foresees the following possible scenarios regarding the election to the Company's Board of Directors:

	(A) General election of 09 (nine) members of the Board of Directors			(B) Separate election of 01 (one) member by holders of preferred shares	
Scenario	**Multiple voting process requested**	**Multiple voting process not requested and general election made by individual candidate**	**Multiple voting process not requested and general election made by List of Candidates**	**Yes**	**No**
1	X			X	
2	X				X
3		X		X	
4		X			X
5			X	X	
6			X		X

- In the case of scenario 1, all holders of common shares will be able to participate in the general election vote ("A"), through the multiple vote process, except those whose shares exceed the 10% provided for in Articles 8 , 9 and 10 of the Bylaws, and in the separate election (B), by majority vote, all holders of preferred shares that prove the uninterrupted ownership of the shareholding required therein during the period of at least three (3) months immediately prior to the date of the general meeting;

- In the case of scenario 2, all holders of all common shares, except those whose shares exceed the 10% provided for in articles 8, 9 and 10 of the Company's Bylwas, may participate in the vote for the general election ("A"), under multiple voting process, and may participate in the vote for the general election of 9 (nine) members of the Board of Directors of the Company ("A"), under the multiple voting process, and in all cases the vacancies provided for in Article 32, Items I and II, of the Company's Bylaws, should be reserved;

- In the case of scenario 3, all holders of common shares, except those whose shares exceed the 10% limit provided for in Articles 8 , 9 and 10 of the Bylaws, may participate in the general election voting ("A"), by majority vote, for each candidate individually presented, and in the separate election (B), by majority vote, all holders of preferred shares who prove uninterrupted ownership of the required shareholding therein during the period of at least three (3) months immediately prior to the date of the general meeting; and

- In the case of scenario 4, all holders of common shares may participate in general election voting ("A"), by the criterion of majority of votes, per candidate individually presented, except those whose shares exceed the 10% provided for in Articles 8 , 9 and 10 of the Company's Bylaws, and the vacancies provided for in Article 32, Items I and II of the Company's Bylaws shall be preserved in all cases.

- In the case of scenario 5, all holders of common shares, except those whose shares exceed the 10% limited set forth in Articles 8 , 9 and 10 of the Bylaws, may participate in the general election voting ("A"), by majority vote, and in the separate election (B), by majority vote, all holders of preferred shares who prove uninterrupted ownership of the required shareholding therein during the period of at least three (3) months, immediately prior to the date of the general meeting; and

- In the case of scenario 6, all holders of common shares may participate in the general election voting ("A"), by the criterion of majority of votes, per slate, except those whose shares exceed the10% provided for in Articles 8, 9 and 10 of the Company's Bylaws, and the vacancies provided for in Article 32, Items I and II of the Company's Bylaws shall be preserved in all cases.

In any election scenario, the composition of the Board of Directors must have at least three (3) independent members, as provided for in the Company's Bylaws. In any scenario that does not ensure such composition, the general election will be redone, preferably by majority vote for an individual candidate.

2. Item 2 of the Agenda: Term of Office for the Directors of the Board of Directors

The caput of Article 32 of the Bylaws establishes the unified management term of two (2) years, with a maximum of three (3) consecutive reappointments allowed.

However, through the Relevant Shareholders' Letter dated June 19, 2022, representing more than 5% (five percent) of the Company's capital stock, as empowered by Article 123, sole paragraph, item "c" of the Brazilian Corporations Act alongside CVM Resolution No. 70, requested that the following resolution be included in the agenda:

> "To set a term for the unified term of office of the Board of Directors, exceptionally until the ordinary general meeting to be held in 2025, as authorized in item 4.5.1 of the Level 1 Corporate Governance Listing Regulation of B3 S.A. – Brasil, Bolsa, Balcão."

The said item 4.5.1 establishes that:

> "4.5.1 Exceptionally and for transition purposes, when there is no longer a Controlling Shareholder holding more than 50% (fifty percent) of the Company's voting capital, the members of the Board of Directors may be elected, once only, with a unified term of office of up to 3 (three) years."

In this case, considering the content of the aforementioned provision, the shareholders propose the election of members of the Board of Directors for a new exceptional transitional term of office, to begin on the date of this extraordinary shareholders' meeting and ending at the 2025 AGM. At the end of this exceptional term, any reinstatements shall observe the rules contemplated in the Company's Bylaws, respecting the regular term of two (2) years, and the exceptional term shall be counted for purposes of calculating the maximum number of reinstatements.

If the aforementioned proposal is not approved, the term of office of the Board of Directors will continue to be two (2) years, as provided for in the Bylaws, and, therefore, those elected will only complement the previous term of office, remaining until the investiture of the directors who will be elected at the 2023 Shareholders' Meeting.

3. Management Conclusion

Item 1: Election of administrators

The Eletrobras Board of Directors, in recent years, has conducted studies, undertaken changes and sponsored initiatives with the aim of improving the company's corporate governance, privileging, as its main mission, the construction of a robust and well-founded legacy in good practices, that results in successive managements of excellence fully aligned with the company's strategy, attentive to new challenges and demands, capable of stimulating and promoting sustainable growth and value generation. In this sense, and reflecting the identification of the challenges and goals established in the Strategic Plan and in the Business and Management Master Plan of the Company and all the

issues inherent to the privatization process, such as the need for cultural transformation, leadership qualification, meritocracy and restructuring Without limiting these, the Management, unanimously understands that the candidates presented for the composition of the Board appointed by relevant shareholders, as stated in the Management Proposal, meet the necessary characteristics for the profile of the new collegiate.

Item 2: Mandate

As for the relevant shareholders' proposal for the term of office of the new Board of Directors to be, exceptionally, until the annual shareholders' meeting to be held in 2025, as authorized in item 4.5.1 of B3's Level 1 Corporate Governance Listing Regulation, the Management, unanimously, is in favor of the proposal and understands that a term of office longer than the term of 2 years provided for in the Bylaws is more appropriate, as it will provide a better planned transition, by the Company, to the private company regime, in the model Corporation. The strategic alignment of the members of the Board of Directors, at this moment of transition, and considering that the Company does not have a controlling shareholder, is essential for the proper decision-making in the face of the new challenges that the Company will face in the short and medium term.

If the shareholders' proposal to extend this first term of office is not approved by the EGM, and there is a need to hold a new election, at the 2023 annual shareholders' meeting, there will be an interruption in the implementation of relevant strategies that are in progress, and it may delay the potential unlocking of value resulting from privatization.

On the contrary, if the proposal is approved, as recommended by the management, it is understood that the governance structures of the Company, the organization and the shareholders themselves already have their respective processes matured in view of the new peculiarities of Eletrobras, after the period of almost 3 years of this first term after privatization, providing a more suitable environment for a new election of directors with appropriate profiles for that future moment.

Brasília, July 04, 2022.

Ruy Flaks Schneider
Chairman of the Board of Directors

LIST OF ATTACHMENTS - EGM

All documents related to the matter to be deliberated by the 182nd EGM are available to shareholders on the Company's website (https://ri.eletrobras.com), as listed below:

Annex 01 – Information on candidates for the Board of Directors – common stockholders;
Annex 02 – Statement of the Personal, Eligibility, Succession and Compensation Committee;
Annex 03 - Information regarding the candidates tothe Board of Directors – preferred shareholders;
Annex 04 – Legal Opinion;
Annex 05 – Articles of the Company's Bylaws mentioned in the Management Proposal and Declaration of membership in a shareholders' group for information to shareholders that fall under Article 10 of the Bylaws.

The Company, through its Investor Relations Department, at the phone numbers (55)(21)2514-6333 or (55)(21)2514-6331 and e-mails assembleiavirtual@eletrobras.com and ombudsman-ri@eletrobras.com is at your disposal for further clarifications on the 182nd EGM.

Annex 01

Information on candidates for the Board of Directors common stockholders

12.5. In connection with each of the directors and members of the audit committee of the issue, indicate, in table format:

a. Name:	Carlos Augusto Leone Piani
b. Date of birth:	April 24, 1973
c. Occupation:	Business Administrator
d. Taxpayer Identification or passport number:	025.323.737-84
e. Elected office held:	N/A
f. Election date:	N/A
g. Date of taking office:	N/A
h. Term of office:	N/A
i. Other positions and functions performed in the issuer:	N/A
j. Elected by controlling shareholder:	No.
k. Independent member:	Independent member for meeting the requirements provided for in art. 32, paragraph two, of the Company's bylaws.
l. Number of consecutive terms:	N/A
m. Professional experience:	Carlos Augusto Leone Piani is the president of HPX Corp, company listed in the NYSE and board member at Equatorial Energia, Vibra Energia, Bemobi Mobile Tech and Modular Data Centers. Prior to being the president of HPX Corp, he was the global chief of the strategic initiatives and mergers & acquisitions team of Kraft Heinz Company between January 2019 to September 2019, president of Kraft Heinz Canada between September 2015 to December 2018, partner and member of the executive committee of Vinci Partners from May 2010 to August 2012 and co-responsible for the area of Private Equity between May 2010 to August 2015. Furthermore, he was the president of PDG Realty S.A. of the real estate industry between September 2012 to August 2012. Before In the electricity sector, at CEMAR, the was Financial-Administrative Vice-President (Apr/2004 to Mar/2006), Chief Executive Officer (Mar/2006 to Apr/2010) and Chief Executive Officer of CEMAR's parent company, Equatorial Energia (Mar/2007 to Apr/2010).

	Before working in the electricity sector, he worked at Banco Pactual between April 1998 to April 2004, where he coordinated the management of venture capital funds administered by the bank's Investment Area. He has a degree in Business Management from the Brazilian Institute of Capital Markets (IBMEC-RJ) and in Data Processing Technology from the Pontifical Catholic University of Rio de Janeiro (PUC-RJ). Furthermore, he received the title of CFA Charterholder from the CFA Institute in 2003 and completed the Owners and President Management (OPM) Program course at Harvard Business School in 2008.
j. Convictions:	Has not suffered, in the past 5 years: a) any criminal conviction, even if not finalized; b) any conviction in a CVM administrative proceeding; and c) any final and binding conviction, in the judicial or administrative sphere, that has him suspended or disqualified for the practice of a specific professional or business activity.

12.6. In connection with each person who served as member of the board of directors or audit committee in the past fiscal year, report, in table format, the percentage of attendance in the meetings held by the respective body in the same position, that took place after taking office.

N/A.

12.7. Provide the information mentioned in item 12.5 in connection with the members of statutory committees, as well as auditing, risk, financial and compensation committees, even if such committees or structures are not statutory.

N/A.

12.8. In connection with each person who served as member of statutory committees, as well as auditing, risk, financial and compensation committees, even if such committees or structures are not statutory, report, in table format, the percentage of attendance in the meetings held by the respective body in the same period, that took place after taking office.

N/A.

12.9. Report the existence of marriage, common-law marriage or kinship up to the second degree between: a. directors of the issuer; b. (i) directors of the issuer and (i) directors of direct or indirect subsidiaries of the issuer; c. (i) directors of the issuer or its direct or indirect subsidiaries and (ii) direct or indirect controlling shareholders of the issuer; and d. (i) directors of the issuer and (ii) directors of direct or indirect parent companies of the issuer.

None.

12.10. Report relationships of subordination, service provision or control kept, over the past 3 fiscal years, between directors of the issuer and: a. direct or indirect subsidiary company of the issuer, with the exception of those in which the issuer owns, directly or indirectly, the entirety of capital stock; b.

direct or indirect controlling shareholder of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, of it's controlled company, or controlling or controlled companies of any of these persons.

None.

12.5. In connection with each of the directors and members of the audit committee of the issue, indicate, in table format:

a. Name:	Daniel Alves Ferreira
b. Date of birth:	June 7, 1972
c. Occupation:	Lawyer
d. Taxpayer Identification or passport number:	205.862.458-04
e. Elected office held:	Member of the Board of Directors
f. Election date:	April 27, 2021
g. Date of taking office:	May 10, 2021
h. Term of office:	2 years
i. Other positions and functions performed in the issuers:	Active Member of the Audit and Statutory Risks Committee
j. Elected by controlling shareholder:	No
k. Independent member:	Independent member for meeting the requirements provided for in art. 32, paragraph two, of the Company's bylaws of incorporation.
l. Number of consecutive terms:	1
m. Professional experience:	Daniel Alves Ferreira is a lawyer, responsible for the capital market areas of the Alves Ferreira e Mesquita law firm and with experience in the consumer relations, civil law and corporate law areas. Was a member of the board of directors (2018-2020) and of the corporate governance committee (2018) of Cemig S.A. He is a member of the audit committee of Petrobras S.A. Holds no administrative position in other companies, or in organizations from the non-profit sector.
j. Convictions:	Has not suffered, in the past 5 years: a) any criminal conviction, even if not finalized; b) any conviction in a CVM administrative proceeding; and c) any final and binding conviction, in the judicial or administrative sphere, that has him suspended or disqualified for the practice of a specific professional or business activity.

12.6. In connection with each person who served as member of the board of directors or audit committee in the past fiscal year, report, in table format, the percentage of attendance in the meetings held by the respective body in the same position, that took place after taking office.

Body	Percentage of attendance in meetings
Board of Directors	94%
Audit Committee	N/A

12.7. Provide the information mentioned in item 12.5 in connection with the members of statutory committees, as well as auditing, risk, financial and compensation committees, even if such committees or structures are not statutory.

Daniel Alves Ferreira is an active member of the Audit and Statutory Risks Committee, for which he was elected on May 14, 2021 and took office on January 6, 2021. For more information, see item 12.5 above.

12.8. In connection with each person who served as member of statutory committees, as well as auditing, risk, financial and compensation committees, even if such committees or structures are not statutory, report, in table format, the percentage of attendance in the meetings held by the respective body in the same period, that took place after taking office.

Committees	Percentage of attendance in meetings
Audit and Statutory Risks Committee	86%
Others committees	N/A

12.9. Report the existence of marriage, common-law marriage or kinship up to the second degree between: a. directors of the issuer; b. (i) directors of the issuer and (i) directors of direct or indirect subsidiaries of the issuer; c. (i) directors of the issuer or its direct or indirect subsidiaries and (ii) direct or indirect controlling shareholders of the issuer; and d. (i) directors of the issuer and (ii) directors of direct or indirect parent companies of the issuer.

None.

12.10. Report relationships of subordination, service provision or control kept, over the past 3 fiscal years, between directors of the issuer and: a. direct or indirect subsidiary company of the issuer, with the exception of those in which the issuer owns, directly or indirectly, the entirety of the capital stock; b. direct or indirect controlling shareholder of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, of its controlled company, or controlling or controlled companies of any of these persons.

None.

São Paulo, June 23, 2022

DANIEL ALVES FERREIRA:20586245804

Digitally signed by DANIEL ALVES FERREIRA:20586245804
Date: 2022.06.23 08:22:33 -03'00'

DANIEL ALVES FERREIRA

12.5. In connection with each of the directors and members of the audit committee of the issue, indicate, in table format:

a. Name:	Felipe Villela Dias
b. Date of birth:	December 18, 1981
c. Occupation:	Engineer
d. Taxpayer Identification or passport number:	218.680.308-90
e. Elected office held:	Member of the Board of Directors
f. Election date:	April 27, 2021
g. Date of taking office:	May 10, 2021
h. Term of office:	2 years
i. Other positions and functions performed in the issuer:	Active Member of the Audit and Statutory Risks Committee
j. Elected by controlling shareholder:	No
k. Independent member:	Independent member for meeting the requirements provided for in art. 32, paragraph two, of the Company's bylaws of incorporation.
l. Number of consecutive terms:	1
m. Professional experience:	Mr. Felipe Dias is a partner of Visagio Consultoria Assessoria e Desenvolvimento Ltda., acting as an expert in finances and investment. Was a partner of Squadra Investimentos - Gestão de Recursos Ltda. ("Squadra") for 10 (ten) years, where he specialized in the civil construction, logistics, aviation and loyalty programs sectors. As a Squadra partner, he served for a year as Chief Financial and Investor Relations Officer of Brasil Brokers Participações S.A. Was a board member at Smiles Fidelidade S.A. Is an independent member of the Board of Directors of Grupo Technos S.A., of CVC Corp. S/A, of Santos Brasil Participações S.A. and of Centrais Elétricas Brasileiras S.A. - ELETROBRAS. Is currently the Coordinator of the Audit Committee of Petro Rio and member of the Audit Committee of Eletrobras.

	Has a degree in production engineering from UFRJ with major in logistics from the COPPEAD Graduate School of Business (COPPEAD).
j. Convictions:	Has not suffered, in the past 5 years: a) any criminal conviction, even if not finalized; b) any conviction in a CVM administrative proceeding; and c) any final and binding conviction, in the judicial or administrative sphere, that has him suspended or disqualified for the practice of a specific professional or business activity.

12.6. In connection with each person who served as member of the board of directors or audit committee in the past fiscal year, report, in table format, the percentage of attendance in the meetings held by the respective body in the same position, that took place after taking office.

Body	**Percentage of attendance in meetings**
Board of Directors	94%
Audit Committee	N/A

12.7. Provide the information mentioned in item 12.5 in connection with the members of statutory committees, as well as auditing, risk, financial and compensation committees, even if such committees or structures are not statutory.

Felipe Vilela Dias is an active member of the Audit and Statutory Risks Committee, for which he was elected on May 14, 2021 and took office on May 28, 2021. For more information, see item 12.5 above.

12.8. In connection with each person who served as member of statutory committees, as well as auditing, risk, financial and compensation committees, even if such committees or structures are not statutory, report, in table format, the percentage of attendance in the meetings held by the respective body in the same period, that took place after taking office.

Committees	**Percentage of attendance in meetings**
Audit and Statutory Risks Committee	84%
Others committees	N/A

12.9. Report the existence of marriage, common-law marriage or kinship up to the second degree between: a. directors of the issuer; b. (i) directors of the issuer and (i) directors of direct or indirect subsidiaries of the issuer; c. (i) directors of the issuer or its direct or indirect subsidiaries and (ii) direct or indirect controlling shareholders of the issuer; and d. (i) directors of the issuer and (ii) directors of direct or indirect parent companies of the issuer.

None.

12.10. Report relationships of subordination, service provision or control kept, over the past 3 fiscal

years, between directors of the issuer and: a. direct or indirect subsidiary company of the issuer, with the exception of those in which the issuer owns, directly or indirectly, the entirety of the capital stock; b. direct or indirect controlling shareholder of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, of its controlled company, or controlling or controlled companies of any of these persons.

None.

12.5. In connection with each of the directors and members of the audit committee of the issue, indicate, in table format:

a. Name:	Ivan de Souza Monteiro
b. Date of birth:	November, 15, 1960
c. Occupation:	Engineer
d. Taxpayer Identification or passport number:	667.444.077-91
e. Elected office held:	N/A
f. Election date:	N/A
g. Date of taking office:	N/A
h. Term of office:	N/A
i. Other positions and functions performed in the issuer:	N/A
j. Elected by controlling shareholder:	No.
k. Independent member:	Independent member for meeting the requirements provided for in art. 32, paragraph two, of the Company's Bylaws.
l. Number of consecutive terms:	N/A
m. Professional experience:	Ivan de Souza Monteiro has a degree in Electronic Engineering and Telecommunications from the National Institute oof Telecommunications, in Minas Gerais, an Executive MBA in Finance from the Brazilian Institute of Capital Markets (IBMEC/RJ) and MBA in Management from the Pontifical Catholic University of Rio de Janeiro (PUC/RJ). Ivan de Souza Monteiro is Co-CEO and Vice-Chairman of Investment Bank of Credit Suisse Brazil. He was CEO, Chief Financial and Investor Relations Officer - CFO at Petrobras - Petróleo Brasileiro S.A., Vice-President of Financial Management and Investor Relations - CFO of Banco do Brasil S.A., in addition his experience as General Manager BB New York, General Manager BB Lisbon and Africa and Business Superintendent of Banco do Brasil S.A. He served in the Risk Committee of NuBank, as well as in the board of directors of IRB - Brazilian Reinsurance Institute, Petrobras - Petróleo Brasileiro S.A., Ultrapar Participações, Banco Votorantim Participações S.A., BB Seguridade and CPFL Energia.

j. Convictions:	Has not suffered, in the past 5 years: a) any criminal conviction, even if not finalized; b) any conviction in a CVM administrative proceeding; and c) any final and binding conviction, in the judicial or administrative sphere, that has him suspended or disqualified for the practice of a specific professional or business activity.

12.6. In connection with each person who served as member of the board of directors or audit committee in the past fiscal year, report, in table format, the percentage of attendance in the meetings held by the respective body in the same position, that took place after taking office.

N/A.

12.7. Provide the information mentioned in item 12.5 in connection with the members of statutory committees, as well as auditing, risk, financial and compensation committees, even if such committees or structures are not statutory.

N/A.

12.8. In connection with each person who served as member of statutory committees, as well as auditing, risk, financial and compensation committees, even if such committees or structures are not statutory, report, in table format, the percentage of attendance in the meetings held by the respective body in the same period, that took place after taking office.

N/A.

12.9. Report the existence of marriage, common-law marriage or kinship up to the second degree between: a. directors of the issuer; b. (i) directors of the issuer and (i) directors of direct or indirect subsidiaries of the issuer; c. (i) directors of the issuer or its direct or indirect subsidiaries and (ii) direct or indirect controlling shareholders of the issuer; and d. (i) directors of the issuer and (ii) directors of direct or indirect parent companies of the issuer.

None.

12.10. Report relationships of subordination, service provision or control kept, over the past 3 fiscal years, between directors of the issuer and: a. direct or indirect subsidiary company of the issuer, with the exception of those in which the issuer owns, directly or indirectly, the entirety of the capital stock; b. direct or indirect controlling shareholder of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, of its controlled company, or controlling or controlled companies of any of these persons.

None.

12.5. In connection with each of the directors and members of the audit committee of the issue, indicate, in table format:

a. Name:	Marcelo de Siqueira Freitas
b. Date of birth:	September 13, 1977
c. Occupation :	Lawyer
d. Taxpayer Identification or passport number:	776.055.601-25
e. Elected office held:	Member of the Board of Directors
f. Election date:	April 27, 2021
g. Date of taking office:	May 10, 2021
h. Term of office:	2 years
i. Other positions and functions performed in the issuer:	Coordinator of the Statutory Committee for Personnel Management, Eligibility, Succession and Remuneration
j. Elected by controlling shareholder:	No, as the Company does not have an established controlling shareholder. However, he was elected by nomination and with favorable vote from the Federal Government, the Company's controlling shareholder at the time of his election for his current term.
k. Independent member:	No, for, in part, not meeting the requirement provided for in art. 32, paragraph two, of the Company's bylaw, since he occupies the position of board member atCaixa Econômica Federal, a financial institution that has business relations with the Company.
l. Number of consecutive terms:	2
m. Professional experience:	Marcelo de Siqueira Freitas has a law degree from the University of Brasília (1999). Federal Prosecutor since 2000, he was Federal Attorney-General (2008/2015) for the Federal Attorney's Office. He also held the position of Executive Secretary of the Ministry of Social Security (2015). Additionally, he was the chief advisor of the Special Advisory Office of the Civil House of the Presidency of the Republic (2016) and director of the legal, integrity, controllership and risk management areas of the Banco Nacional de Desenvolvimento Econômico("BNDES") (2016/2018). He is currently the chief of the Special Advisor Body of the Ministry of Finance, member of the Board of Directors of Caixa Econômica Federal(since 2019), and Chairman of the Deliberative Council of Fundação de Previdência Complementar do Servidor Público Federal do Poder Executivo ("Funpresp-Exe).

j. Convictions:	Has not suffered, in the past 5 years: a) any criminal conviction, even if notfinalized; b) any conviction in a CVM administrative proceeding; and c) any final and binding conviction, in the judicial or administrative sphere, that has him suspended or disqualified for the practice of a specific professional or business activity.

12.6. In connection with each person who served as member of the board of directors or audit committee in the past fiscal year, report, in table format, the percentage of attendance in the meetings held by the respective body in the same position, that took place after taking office.

Body	Percentage of attendance in meetings
Board of Directors	95%
Audit Committee	N/A

12.7. Provide the information mentioned in item 12.5 in connection with the members of statutory committees, as well as auditing, risk, financial and compensation committees, even if such committees or structures are not statutory.

Marcelo de Siqueira Freitas is the Coordinator of the Statutory Committee for Personnel Management, Eligibility, Succession and Remuneration, position for which he took office, for a second term, on May 18, 2021. For more information, see item 12.5 above.

12.8. In connection with each person who served as member of statutory committees, as well as auditing, risk, financial and compensation committees, even if such committees or structures are not statutory, report, in table format, the percentage of attendance in the meetings held by the respective body in the same period, that took place after taking office.

Committees	Percentage of attendance in meetings
Statutory Committee for Personnel Management, Eligibility, Succession and Remuneration	100%
Others committees	N/A

12.9. Report the existence of marriage, common-law marriage or kinship up to the second degree between: a. directors of the issuer; b. (i) directors of the issuer and (i) directors of direct or indirect subsidiaries of the issuer; c. (i) directors of the issuer or its direct or indirect subsidiaries and (ii) direct or indirect controlling shareholders of the issuer; and d. (i) directors of the issuer and (ii) directors of direct or indirect parent companies of the issuer.

None.

12.10. Report relationships of subordination, service provision or control kept, over the past 3 fiscal years, between directors of the issuer and: a. direct or indirect subsidiary company of the issuer, with the exception of those in which the issuer owns, directly or indirectly, the entirety of the capital stock; b. direct or indirect controlling shareholder of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, of its controlled company, or controlling or controlled companies of any of these persons.

Member of the board of directors of Caixa Econômica Federal, a financial institution that has business relations with the Company in the condition of creditor.

12.5. In connection with each of the directors and members of the audit committee of the issue, indicate, in table format:

a. Name:	Marcelo Gasparino da Silva
b. Date of birth:	February 13, 1971
c. Occupation:	Lawyer
d. Taxpayer Identification or passport number:	807.383.469-34
e. Elected office held:	N/A
f. Election date:	N/A
g. Date of taking office:	N/A
h. Term of office:	N/A
i. Other positions and functions performed in the issuer:	N/A
j. Elected by controlling shareholder:	No.
k. Independent member:	Independent member for meeting the requirements provided for in art. 32, paragraph two, of the Company's Bylaws.
l. Number of consecutive terms:	N/A
m. Professional experience:	Lawyer, graduated in Law at the Federal University of Santa Catarina (1994) and Expert in Business Tax Administration at ESAG (2000). Executive training in mergers and acquisitions at the London Business School (2009), and at CEO FGV - IBE/FGV/IDE (2017). Professor at ENÁ Foundation - Government School for the certification of directors of state-owned companies and government-controlled companies (since 2018). Over the past 11 years has served as independent board of directors in publicly held companies, with over 30 terms as board member and 5 as fiscal council member, being the past 6 years as the Chairman of the Board of Directors. Chairman of the ETERNIT Board of Directors since 2017, Board Member at VALE since 2020 and PETROBRAS since 2021. At VALE, he is the Coordinator of the Sustainability Committee and member of the Nominating Committee that chooses the candidates that will be nominated by the Board to the shareholders in the OGM of 2023 for the 2023-

	2025 term. Was a member of the Operational Excellence and Risks Committee from 2020 to 2022. At PETROBRAS, he is the Chairman of Minority Shareholders Committee, and member of the following committees: Investments; Auditing in companies of the Petrobras Conglomerate; and Safety, Environment and Health. Coordinator of the Photovoltaic Generation Committee at Eternit and natural member of all advisory committees. With experience in the mining and steel, oil and gas, petrochemical, logistics, generation, transmission and distribution of electricity, distribution of natural gas, steel processing, basic, civil construction, roofing for civil construction including with photovoltaic generation, storage and sanitation industries, he acquired skills, competencies and knowledge that allow him to contribute in a wide variety of issues and strategies addressed in the boards the is a member of, such as turnaround, ESG, capital structure, merger & acquisitions, sale of non-core assets, financial restructuring of struggling companies, including judicial recovery, officer succession, high-complexity legal issues and leadership in the response to global impact crises such as COVID-19. Was part of iconic cases of minority activism, such as: the election of the first and only Chairman of the Board nominated and elected by minority shareholders in a publicly held company with Control Group (Usiminas 2015); the first election by cumulative vote in State-owned company of a candidate nominated by minority shareholder (Eletrobras 2016); the first election of minority shareholder by cumulative vote at Vale (2019); the first election of minority shareholder by cumulative vote at Petrobras (2020); the dispute at CVM of the proposal to include the "negative vote" in election process for the Board of Directors of a Brazilian Publicly Held Company (Vale 2021); the election of 4 alternative candidates in the first election process as Corporation of the largest iron ore mining company of the world (Vale 2021); the first time minority shareholders elect 2 board members by the process of cumulative vote at Petrobras (2022). Has been a Board Member Certified by the Brazilian Institute of Corporate Governance - IBGC since 2010. Started his executive career as Chief Corporate Legal Officer at CELESC (2007-2009). Was Chairman of the USIMINAS Board of Directors during the height of the financial crisis of 2015-2016 amid the greatest Brazilian corporate dispute, between global industry giants Nippon Steel Corporation and Ternium Steel

	In April, 2017, took over the Chair of ETERNIT's Board of Directors to lead its turn around with the election of a new executive board. However, in the same

	year, the Company faced a major setback in a legal issue that banned the use of Chrysotile Asbestos in Brazil, which ended up dragging it into a Judicial Recovery Proceeding started in 2018. Leading the board during that troubled time, he saw that Eternit sought a new business in the photovoltaic energy sector, launching photovoltaic roofing tiles Eternit Solar and Tégula Solar, including in the Company's portfolio a product with technology and innovation. The RJ Eternit Case is one of the most successful Brazilian processes. Was Board member at Cemig (2016-2022), Bradespar (2015-2016), Battistella (2016-2017), Casan (2019), Celesc (2011-2014 and 2018-2019), Eletrobras (2012-2014 and 2016), AES Eletropaulo (2016-2018), Gasmig (2020-2021), Kepler Weber (2017-2020), Tecnisa (2012-2014) and Usiminas (2012-2016). Was a fiscal council member for AES ELETROPAULO (2012-2012), AES TIETÊ (2013-2014), BRADESPAR (2014-2016), BRASKEM (2018-2019) and PETROBRAS (2018-2021). Since its launch in 2004, he is the oldest External Advisor of the Innovare Award (http://www.premioinnovare.com.br/). Practiced Law for 15 years, from 1995 to 2010.
j. Convictions:	Has not suffered, in the past 5 years: a) any criminal conviction, even if not finalized; b) any conviction in a CVM administrative proceeding; and c) any final and binding conviction, in the judicial or administrative sphere, that has him suspended or disqualified for the practice of a specific professional or business activity.

12.6. In connection with each person who served as member of the board of directors or audit committee in the past fiscal year, report, in table format, the percentage of attendance in the meetings held by the respective body in the same position, that took place after taking office.

N/A.

12.7. Provide the information mentioned in item 12.5 in connection with the members of statutory committees, as well as auditing, risk, financial and compensation committees, even if such committees or structures are not statutory.

N/A.

12.8. In connection with each person who served as member of statutory committees, as well as auditing, risk, financial and compensation committees, even if such committees or structures are not statutory, report, in table format, the percentage of attendance in the meetings held by the respective body in the same period, that took place after taking office.

N/A.

12.9. Report the existence of marriage, common-law marriage or kinship up to the second degree

between: a. directors of the issuer; b. (i) directors of the issuer and (i) directors of direct or indirect subsidiaries of the issuer; c. (i) directors of the issuer or its direct or indirect subsidiaries and (ii) direct or indirect controlling shareholders of the issuer; and d. (i) directors of the issuer and (ii) directors of direct or indirect parent companies of the issuer.

None.

12.10. Report relationships of subordination, service provision or control kept, over the past 3 fiscal years, between directors of the issuer and: a. direct or indirect subsidiary company of the issuer, with the exception of those in which the issuer owns, directly or indirectly, the entirety of the capital stock; b. direct or indirect controlling shareholder of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, of its controlled company, or controlling or controlled companies of any of these persons.

None.

12.5. In connection with each of the directors and members of the audit committee of the issue, indicate, in table format:

a. Name:	Marisete Fatima Dadald Pereira
b. Date of birth:	April 16, 1955
c. Occupation:	Accountant
d. Taxpayer Identification or passport number:	409.905.160-91
e. Elected office held:	N/A
f. Election date:	N/A
g. Date of taking office:	N/A
h. Term of office:	N/A
i. Other positions and functions performed in the issuer:	N/A
j. Elected by controlling shareholder:	No.
k. Independent member:	Independent member for meeting the requirements provided for in art. 32, paragraph two, of the Company's bylaws of incorporation.
l. Number of consecutive terms:	N/A
m. Professional experience:	Marisete Fátima Dadald Pereira has a degree in Accounting and Economic Sciences from University of the Rio dos Sinos Valley (São Leopoldo/RS), postgraduate degree in Accounting Sciences from the University of the Valley of Itajaí, postgraduate degree in Auditing and Economic Sciences from the Federal University of Santa Catarina, postgraduate degree (MBA for Executives) from the University of the State of Santa Catarina. Has over 35 years of experience in the Brazilian electricity sector, having worked as manager of the Economic-Financial department of Eletrosul Centrais Elétricas for 18 years. From 2005 to 2022, worked in the Ministry of Mines and Energy, having occupied the positions of Special Advisor to the Minister of Mines and Energy, Head of the Special Advisory Body for Economic Affairs and Executive Secretary of the Ministry of Mines and Energy. Was a Member of the Board of Directors of Centrais Elétricas do Norte do Brasil S.A. - Eletronorte, of the Audit Committee of Furnas - Centrais Elétricas S.A. and of the Audit Committee of Petrobrás S.A. Since July, 2020, she is a member of the Board of Directors of Jirau Energia (Energia Sustentável do Brasil-ESBR Jirau).

	She is a **Deputy** Member of Petrobrás' Audit Committee. Holds no administrative position in other companies, or in organizations from the non-profit sector.
j. Convictions:	Has not suffered, in the past 5 years: a) any criminal conviction, even if not finalized; b) any conviction in a CVM administrative proceeding; and c) any final and binding conviction, in the judicial or administrative sphere, that has her suspended or disqualified for the practice of a specific professional or business activity.

12.6. In connection with each person who served as member of the board of directors or audit committee in the past fiscal year, report, in table format, the percentage of attendance in the meetings held by the respective body in the same position, that took place after taking office.

N/A.

12.7. Provide the information mentioned in item 12.5 in connection with the members of statutory committees, as well as auditing, risk, financial and compensation committees, even if such committees or structures are not statutory.

N/A.

12.8. In connection with each person who served as member of statutory committees, as well as auditing, risk, financial and compensation committees, even if such committees or structures are not statutory, report, in table format, the percentage of attendance in the meetings held by the respective body in the same period, that took place after taking office.

N/A.

12.9. Report the existence of marriage, common-law marriage or kinship up to the second degree between: a. directors of the issuer; b. (i) directors of the issuer and (i) directors of direct or indirect subsidiaries of the issuer; c. (i) directors of the issuer or its direct or indirect subsidiaries and (ii) direct or indirect controlling shareholders of the issuer; and d. (i) directors of the issuer and (ii) directors of direct or indirect parent companies of the issuer.

None.

12.10. Report relationships of subordination, service provision or control kept, over the past 3 fiscal years, between directors of the issuer and: a. direct or indirect subsidiary company of the issuer, with the exception of those in which the issuer owns, directly or indirectly, the entirety of the capital stock; b. direct or indirect controlling shareholder of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, of its controlled company, or controlling or controlled companies of any of these persons.

None.

12.5. In connection with each of the directors and members of the audit committee of the issue, indicate, in table format:

a. Name:	Octavio Cortes Pereira Lopes
b. Date of birth:	August 27, 1971
c. Occupation:	Entrepreneur/Economist
d. Taxpayer Identification or passport number:	149.224.538-06
e. Elected office held:	N/A
f. Election date:	N/A
g. Date of taking office:	N/A
h. Term of office:	N/A
i. Other positions and functions performed in the issuer:	N/A
j. Elected by controlling shareholder:	No.
k. Independent member:	Independent member for meeting the requirements provided for in art. 32, paragraph two, of the Company's bylaws.
l. Number of consecutive terms:	N/A
m. Professional experience:	Octavio Cortes Pereira Lopes has a degree in Economics from the University of São Paulo, a master's degree in Business Management from The Wharton School of the University of Pennsylvania. He is the CEO of Tok & Stok since September 2019. Was a member of the Board of Directors at Light S.A. from December 2019 to August 2020. Was Chief Financial Officer (CFO) at RHI Magnesita NV between November 2017 and September 2018 and also member of the Board of Directors at Magnesita NV between November/2017 and December 2018. Was CEO of the Company Magnesita Refratários S.A. between June 2012 and June 2016 and CEO of the company Magnesita International from July 2016 to October 2017. Founded Equatorial Energia S.A. and was CEO of the company from May 2004 to June 2007. Is a member of the Executive Board for Latin America of The Wharton School of the University of Pennsylvania and board member of the Wharton Club of Brazil.

j. Convictions:	Has not suffered, in the past 5 years: a) any criminal conviction, even if not finalised ; b) any conviction in a CVM administrative proceeding; and c) any final and binding conviction, in the judicial or administrative sphere, that has him suspended or disqualified for the practice of a specific professional or business activity.

12.6. In connection with each person who served as member of the board of directors or audit committee in the past fiscal year, report, in table format, the percentage of attendance in the meetings held by the respective body in the same position, that took place after taking office.

N/A.

12.7. Provide the information mentioned in item 12.5 in connection with the members of statutory committees, as well as auditing, risk, financial and compensation committees, even if such committees or structures are not statutory.

N/A.

12.8. In connection with each person who served as member of statutory committees, as well as auditing, risk, financial and compensation committees, even if such committees or structures are not statutory, report, in table format, the percentage of attendance in the meetings held by the respective body in the same period, that took place after taking office.

N/A.

12.9. Report the existence of marriage, common-law marriage or kinship up to the second degree between: a. directors of the issuer; b. (i) directors of the issuer and (i) directors of direct or indirect subsidiaries of the issuer; c. (i) directors of the issuer or its direct or indirect subsidiaries and (ii) direct or indirect controlling shareholders of the issuer; and d. (i) directors of the issuer and (ii) directors of direct or indirect parent companies of the issuer.

None.

12.10. Report relationships of subordination, service provision or control kept, over the past 3 fiscal years, between directors of the issuer and: a. direct or indirect subsidiary company of the issuer, with the exception of those in which the issuer owns, directly or indirectly, the entirety of capital stock; b. direct or indirect controlling shareholder of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, of it's controlled company, or controlling or controlled companies of any of these persons.

None.

12.5. In connection with each of the directors and members of the audit committee of the issue, indicate, in table format:

a. Name:	Vicente Falconi Campos
b. Date of birth:	September 30, 1940
c. Ocuppation:	Engineer
d. Taxpayer Identification or passport number:	000.232.216-15
e. Elected office held:	N/A
f. Election date:	N/A
g. Date of taking office:	N/A
h. Term of office:	N/A
i. Other positions and functions performed in the issuer:	N/A
j. Elected by controlling shareholder:	No.
k. Independent member:	Independent member for meeting the requirements provided for in art. 32, paragraph two, of the Company's bylaws.
l. Number of consecutive terms:	N/A
m. Professional experience:	Founding partner and chairman of the Board of Falconi Consultores de Resultado, founded over 30 years ago and currently one of the greatest management consulting companies in Brazil. Was a Board member at AmBev, where he served for 25 years, at Brasil Foods, Cyrela and Qualicorp. He is currently a board member of Falconi Participações S.A. and a member of the Advisory Board of the Zerrener Foundation. Has a degree in Engineering from Federal University of Minas Gerais, Ph. D from the Colorado School of Mines (USA), and was an engineering professor for three decades (has the title of Emerita Professor from UFMG). Has published six books in the Business Management area, which have, together, sold over a million copies. Received tributes from the Brazilian Federal Government (Rio Branco Medal and Medal of Knowledge), from the Government of the State of Minas Gerais and from the Municipality of Belo Horizonte.
j. Convictions:	Has not suffered, in the past 5 years: a) any criminal conviction, even if not finalized; b) any conviction in a CVM administrative proceeding; and

	c) any final and binding conviction, in the judicial or administrative sphere, that has him suspended or disqualified for the practice of a specific professional or business activity.

12.6. In connection with each person who served as member of the board of directors or audit committee in the past fiscal year, report, in table format, the percentage of attendance in the meetings held by the respective body in the same position, that took place after taking office.

N/A.

12.7. Provide the information mentioned in item 12.5 in connection with the members of statutory committees, as well as auditing, risk, financial and compensation committees, even if such committees or structures are not statutory.

N/A.

12.8. In connection with each person who served as member of statutory committees, as well as auditing, risk, financial and compensation committees, even if such committees or structures are not statutory, report, in table format, the percentage of attendance in the meetings held by the respective body in the same period, that took place after taking office.

N/A.

12.9. Report the existence of marriage, common-law marriage or kinship up to the second degree between: a. directors of the issuer; b. (i) directors of the issuer and (i) directors of direct or indirect subsidiaries of the issuer; c. (i) directors of the issuer or its direct or indirect subsidiaries and (ii) direct or indirect controlling shareholders of the issuer; and d. (i) directors of the issuer and (ii) directors of direct or indirect parent companies of the issuer.

None.

12.10. Report relationships of subordination, service provision or control kept, over the past 3 fiscal years, between directors of the issuer and: a. direct or indirect subsidiary company of the issuer, with the exception of those in which the issuer owns, directly or indirectly, the entirety of the capital stock; b. direct or indirect controlling shareholder of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, of it's controlled company, or controlling or controlled companies of any of these persons.

None.

Annex 02

Statement of the Personal, Eligibility, Succession and Compensation Committee

CAE/CAAS
Rua da Quitanda, 196, 25° andar,
Centro, Rio de Janeiro – RJ

RCPES 027, of 07.04.2022.

CERTIFICATE

MINUTES OF THE TWENTY-SEVENTH MEETING OF THE STATUTORY COMMITTEE OF PEOPLE, ELIGIBILITY, SUCCESSION AND REMUNERATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELECTROBRAS

It certifies, for the purposes, that the Statutory Committee of Persons, Eligibility, Succession and Remuneration - CPES of Eletrobras held its 027th meeting on the fourth of July of the year two thousand and twenty-two. The Board Member and Coordinator MARCELO DE SIQUEIRA FREITAS (MSF), Board Member ANA SILVIA CORSO MATTE (ASM) and Board Member RUY FLAKS SCHNEIDER (RFS) participated in the meeting as members. There were no records of absences. The meeting was hosted by the Governance Secretary of the Eletrobras Board of Directors BRUNO KLAPPER LOPES and took place remotely, through videoconferencing on the Cisco Webex Meetings platform. **OPINION ON ELIGIBILITY**: The members of the Statutory People, Succession Eligibility and Remuneration Committee - CPES, in the use of their statutory and regimental attributions, issued their positions based on the support material made available, having unanimously opined and exclusively from the perspective of the legal and statutory requirements of investiture, due to the **eligibility** of the following indications:

A. ELETROBRAS (182 EGM) – Nominations for the Board of Directors. RES 310, of 06.30.2022.

- **NOMINATIONS FOR VACANCIES OF ORDINARY SHAREHOLDERS:**
  - ✓ Carlos Augusto Leone Piani (independent member);
  - ✓ Daniel Alves Ferreira (independent member);
  - ✓ Felipe Vilela Dias (independent member);
  - ✓ Ivan de Souza Monteiro (independent member);
  - ✓ Marcelo de Siqueira Freitas;

    Note: The MSF Director was absent during the entire period of analysis and pronouncement of the CPES regarding the aforementioned indication, having previously raised a situation of conflict of interest .
  - ✓ Marcelo Gasparino da Silva (independent member);
  - ✓ Marisete Fátima Dadald Pereira (independent member);
  - ✓ Octavio Cortes Pereira Lopes (independent member);
  - ✓ Vicente Falconi Campos (independent member).
- **NOMINATION FOR VACANCY OF PREFERRED SHAREHOLDERS:**
  - ✓ Pedro Batista de Lima Filho (independent member).

There being no further business on the subject, the Committee members closed the work on the eligibility of this meeting, determining the drawing up of this certificate which, after being read and approved, will be signed by me, BRUNO KLAPPER LOPES, Governance Secretary of the Board of Administration of Eletrobras, which I drew up.

Rio de Janeiro, 04 de julho de 2022.

BRUNO KLAPPER LOPES

Governance Secretary

Annex 03

Information regarding the candidates tothe Board of Directors preferred shareholders

12.5. In connection with each of the directors and members of the audit committee of the issue, indicate, in table format:

a. Name:	Pedro Batista de Lima Filho
b. Date of birth:	January 14, 1975
c. Occupation:	Engineer
d. Taxpayer Identification or passport number:	043.037.137-32
e. Elected office held:	N/A
f. Election date:	N/A
g. Date of taking office:	N/A
h. Term of office:	N/A
i. Other positions and functions performed in the issuer:	N/A
j. Elected by controlling shareholder:	No.
k. Independent member:	Independent member for meeting the requirements provided for in art. 32, paragraph two, of the Company's Bylaws.
l. Number of consecutive terms:	N/A
m. Professional experience:	Pedro Batista is a founding partner of 3G Radar Gestora de Recursos Ltda. and partner of 3G Capital. He was founding partner and member of Executive Committee of Vinci Partners, where he was Head of the Research team. At UBS Pactual he worked as Head of the Brazil Equity Research team. In addition to being partner of Banco Pactual, receiving several awards for his analyses, such as the Institutional Investor, Latin Finance and the Institutional Investor in different sectors. Pedro Batista is part of the advisory boy of Instituto Reação and Falconi Capital Ltda. He has a degree in Production Engineering from the Federal University of Rio de Janeiro (UFRJ) in 1997.
j. Convictions:	Has not suffered, in the past 5 years: a) any criminal conviction, even if not finalized; b) any conviction in a SEC administrative proceeding; and

	c) any final and binding conviction, in the judicial or administrative sphere, that has him suspended or disqualified for the practice of a specific professional or business activity.

12.6. In connection with each person who served as member of the board of directors or audit committee in the past fiscal year, report, in table format, the percentage of attendance in the meetings held by the respective body in the same position, that took place after taking office.

N/A.

12.7. Provide the information mentioned in item 12.5 in connection with the members of statutory committees, as well as auditing, risk, financial and compensation committees, even if such committees or structures are not statutory.

N/A.

12.8. In connection with each person who served as member of statutory committees, as well as auditing, risk, financial and compensation committees, even if such committees or structures are not statutory, report, in table format, the percentage of attendance in the meetings held by the respective body in the same period, that took place after taking office.

N/A.

12.9. Report the existence of marriage, common-law marriage or kinship up to the second degree between: a. directors of the issuer; b. (i) directors of the issuer and (i) directors of direct or indirect subsidiaries of the issuer; c. (i) directors of the issuer or its direct or indirect subsidiaries and (ii) direct or indirect controlling shareholders of the issuer; and d. (i) directors of the issuer and (ii) directors of direct or indirect parent companies of the issuer.

None.

12.10. Report relationships of subordination, service provision or control kept, over the past 3 fiscal years, between directors of the issuer and: a. direct or indirect subsidiary company of the issuer, with the exception of those in which the issuer owns, directly or indirectly, the entirety of the capital stock; b. direct or indirect controlling shareholder of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, of its controlled company, or controlling or controlled companies of any of these persons.

None.

Annex 04

Legal Opinion

Eletrobras

MEMORANDUM

Date: 07/29/2022

PRJC – 155/2022

From:	Rafael Gusmão Rodrigues de Andrade
To:	Superintendent of DFR
Subject:	Convocation 182nd. Eletrobras' EGM
Reference:	Memorandum DFR- 035/2022 - EMP–215/2022
Classification:	Sectorial

I use this Memorandum to forward the legal assessment of the documentation concerning the 182nd. Extraordinary General Meeting of Eletrobras held by the legal advisor hired: Bocater, Camargo, Costa e Silva, Rodrigues Advogados, for submission to the DFR and subsequent evaluation by the Company's management.

Regards,
Rafael Gusmão Rodrigues de Andrade
Manager of the Advisory Legal Department - PRJC

To the DFR.
André de Avellar Torres
Legal Superintendent – PRJ

Rio de Janeiro, June 29, 2022

To

Centrais Elétricas Brasileiras S.A. – Eletrobras

Rua da Quitanda, 196 – Centro – Rio de Janeiro

ZIP CODE 20091-005

C/O: André de Avellar Torres and Rafael Gusmão de Andrade

By email: andre.torres@eletrobras.com and rafael.andrade@eletrobras.com

Ref: Opinion on the matters contained in the management proposal for the 182nd Extraordinary General Meeting of Centrais Elétricas Brasileiras S.A. – Eletrobras

Dear Sirs,

In response to your request regarding the compliance of the management proposal ("Management Proposal") for the 182nd Extraordinary General Meetingof Centrais Elétricas Brasileiras S.A.– Eletrobras ("182nd Extraordinary General Meeting", "Company" or "Eletrobras", respectively), we present an opinion ("Opinion") on the adequacy of the Management Proposal considering the legal aspects of the matters to be resolved by the shareholders.

This Opinion was based on the examination of the Management Proposal for the 182ndExtraordinary General Meeting, estimated for August 3, 2022, and is structured as follows:

Chapter I – Background and brief description of the privatization process;
Chapter II – Management Proposal of the 182nd Extraordinary General Meeting– Legal Aspects;
Chapter III – Conclusion.

RIO DE JANEIRO
Avenida Rio Branco, 110 | 39º e 40º andares | Centro
CEP: 20040-001 | Tel.: 21 3861 . 5800 | Fax: 21 3861 . 5861

SÃO PAULO
Rua Joaquim Floriano, 100 | 16º andar | Itaim Bibi
CEP: 04534-000 | Tel.: 11 2198.2800 | Fax: 11 2198.2849

I. BACKGROUND AND BRIEF DESCRIPTION OF THE PRIVATIZATION PROCESS

1. On February 22, 2022, the 181st Extraordinary General Meeting of the Company was held, as provided for under Law No. 14.182, of July 07, 2021 ("Law No. 14,182/21"), and Resolutions No. 203, of October 19, 2021, and No. 221 of December 30, 2021 ("CPPI Resolution 203" and "CPPI Resolution 221", respectively) of the Board of the Investment Partnerships Program. As provided in the legislation and regulations issued, the general meetingof Eletrobras, with the impediment of the Federal Government's vote, was charged with the duty of resolving on all terms and conditions for the implementation of the Company's privatization process ("Privatization").

2. The main matters submitted to the Company's general meeting and approved by the majority of its shareholders, as conditions precedent to the Privatization, are listed and summarized below:

a. corporate restructuring to keep under the control of the Federal Government, through Empresa Brasileira de Participações e Energia Nuclear S.A. ("ENBPar"), the companies, facilities and interests, owned or managed by Eletrobras, specifically, in Eletronuclear and Itaipu;

b. execution of new concession contracts for power generation (highlighting Concession Agreement No. 007/2004-Aneel-Eletronorte and Concession Agreement No. 004/2004-Aneel-Furnas), with a term of thirty (30) years, replacing the existing contracts, with the amendment of the share exploration regime for independent production, as well as the assumption, procurement and management, by the company resulting from the corporate restructuring, of the obligations related to PROINFA contracts, upon payment of BRL32,073,001,926.43 concerning the Energy Development Account and BRL 25,379,079,917.76 concerning the grant bonus;

c. amendment to Eletrobras' bylaw, effective after Privatization, to, in particular, prohibit a shareholder or group of shareholders from exercising votes in excess of ten percent (10%) of their voting capital, including the prohibition of entering into a shareholders' agreement for the exercise of voting

RIO DE JANEIRO
Avenida Rio Branco, 110 | 39º e 40º andares | Centro
CEP: 20040-001 | Tel.: 21 3861 . 5800 | Fax: 21 3861 . 5861

SÃO PAULO
Rua Joaquim Floriano, 100 | 16º andar | Itaim Bibi
CEP: 04534-000 | Tel.: 11 2198.2800 | Fax: 11 2198.2849

rights above established limit, and creation of a special preferred share owned by the Federal Government, pursuant to Law No. 14,182/21, with veto power in legal amendments to these rules;

d. amendment to the Company's bylaw to establish the authorized capital regime up to the limit of BRL 80,000,000,000.00 and the exclusion of the preemptive rights of shareholders in the subscription of shares issued through public offers, pursuant to article 172, *caput*and item I, of the Brazilian Business Corporation Act;

e. maintenance of the payment of association dues to the Electricity Research Center, for six (6) years, counted from the date of Privatization;

f. development of projects, by Eletrobras or through its subsidiaries, of the following programs: a) revitalization of water resources in the São Francisco River and Parnaíba River basins; b) structural reduction of energy generation costs in the Brazil's Legal Amazon and for seaworthiness of the Madeira River and the Tocantins River; c) revitalization of water resources in the river basins in the area of influence of the reservoirs of the Furnas hydropower plants;

g. the assumption of subsidiary responsibility for compliance with the programs established in articles. 6, 7 and 8 of Law 14,182/21;

h. the transfer, by Eletrobras to Eletronuclear, of the ownership of the shares of the Decommissioning Fund of the nuclear power plants, provided for in Resolution No. 8, of September 17, 2002, of the CNPE;

i. assignment of government programs and BUSA, and the commitment to provide free support and advice to ENBPar for the management of these activities;

j. authorization for Eletrobras and its subsidiaries to enter into and sign, prior to the effective Privatization, the legal instruments for corporate restructuring; and

k. authorization for the Board of Directors to approve the issuance of common shares of the Company, within the limits of the authorized capital, including to set the issue price of the shares, aiming at the public offering of distribution of common shares issued by the Company and *American Depositary Receipts*, as well as to make the request for registration of the offer,

RIO DE JANEIRO
Avenida Rio Branco, 110 | 39º e 40º andares | Centro
CEP: 20040-001 | Tel.: 21 3861.5800 | Fax: 21 3861.5861

SÃO PAULO
Rua Joaquim Floriano, 100 | 16º andar | Itaim Bibi
CEP: 04534-000 | Tel.: 11 2198.2800 | Fax: 11 2198.2849

delegating powers to negotiate, define and approve all terms and conditions of the public offering, subject to the provisions of the applicable legislation and regulations.

3. As approved at said 181st Extraordinary General Meeting, the Privatization of Eletrobras would be implemented from the settlement of the offer immediately and only after the dilution of the Federal Government, and its directly or indirectly controlled bodies and entities, at a percentage equal to or less than forty-five percent (45%) of the voting capital stock of Eletrobras, provided that the conditions for Privatization are met.[1]

4. Thus, with the successful closing of the global public offering, in Brazil and abroad, and the implementation of all legal conditions, the conclusion of the Privatization was disclosed by means of a Relevant Fact, on 06.17.2022, as transcribed below:

> *"(...) With the execution of the New Concession Agreements, all conditions for the privatization process of Eletrobras were met, as provided for in Law 14,182 and in the Resolution of the Board of the Investment Partnerships Program under No. 203, of October 19, 2021, as amended, and approved at the 181st Extraordinary General Meeting of Eletrobras held on February 22, 2022 ("Extraordinary General Meeting of Eletrobras").*
>
> *As a result, the acts and contracts approved at the* 181st *Extraordinary General Meeting of Eletrobras subject to the privatization of Eletrobras – notably items 1 to 4 and 8 (second part) of the Summary of Decisions of the Extraordinary General Meeting of Eletrobras (attached to this relevant fact) – come into force and produce full effects as of this date. (...)" (emphasis ours)*[2]

5. On 06.18.2022, the members of the Company's Board of Directors (except for the employee representative) resigned, remaining in office until the investiture of their substitutes, who will be elected at the 182nd Extraordinary General Meeting, to be duly called. In this regard, the Relevant Fact disclosed informed that:

---

[1]See items 1 to 12 of the agenda of the minutes of the 181st Extraordinary General Meeting, held on 02.22.2022.
[2]Relevant Fact dated 06.17.2022. Available at: https://api.mziq.com/mzfilemanager/v2/d/abb77a17-3348-4bc7-849a-154998e06ca3/614ee5de-6a9f-0b45-9e45-4c079dac2ad8?origin=1

RIO DE JANEIRO
Avenida Rio Branco, 110 | 39º e 40º andares | Centro
CEP: 20040-001 | Tel.: 21 3861 . 5800 | Fax: 21 3861 . 5861

SÃO PAULO
Rua Joaquim Floriano, 100 | 16º andar | Itaim Bibi
CEP: 04534-000 | Tel.: 11 2198.2800 | Fax: 11 2198.2849

"(...) The Board of Directors consists of 11 members, and currently 1 position is vacant. In addition, one of the positions is held by the representatives of the Company's employees, who are subject to a separate election process, in accordance with the Company's Bylaws, and who did not resign.
We emphasize that Mr. Rodrigo Limp, current President of the Company, resigned only as a board member. The Directors who have resigned will remain in office until the investiture of the new directors, who must be elected at the Extraordinary General Meeting (EGM).
The Company will adopt the necessary measures to call the EGM, and the deadlines provided for in CVM Instruction 481/2009, in its article 21-L, must be met, providing that shareholders may forward to the Company within 25 (twenty-five) days before the EGM is held, the documents required for the inclusion of nomination in the Remote Voting Report (BVD), duly completed, in addition to proof of shareholder status and equity interest referred to in art. 21-L and its annex 21-L-I. (...)" (emphasis ours).[3]

6. Subsequently, on June 19, 2022, shareholders representing more than 5% (five percent) of the Company's capital stock requested, by correspondence, that the following matters be included in the call of meeting of the 182nd EGM, to be called by the Company for the election of the new members of the Board of Directors:

(i) setting a deadline for the unified term of office of the Board of Directors, exceptionally, until the annual meeting of shareholders to be held in 2025, as authorized in item 4.5.1 of the Corporate Governance Level 1 Listing Regulation of B3 S.A. – Brasil, Bolsa, Balcão; and

(ii) inclusion, in the remote vote report of the 182nd EGM, of a list of candidates with the names of certain nominees, to be elected by holders of common shares, and of a nominee for election separately by holders of preferred shares.

7. This fact was disclosed on June 19, 2022, by means of a Market Announcements, clarifying that the appointed candidates will be evaluated by the

---

[3]Relevant Fact dated 06.18.2022. Available at: https://api.mziq.com/mzfilemanager/v2/d/abb77a17-3348-4bc7-849a-154998e06ca3/bddec4a7-17f7-d469-893e-bdc0e7ab2216?origin=1

People, Eligibility, Succession and Compensation Committee, in order to verify if they meet the eligibility requirements for election at a meeting of shareholders.[4]

8. In view of these facts, and in view of the call of the 182nd EGM, our statement will cover the legal aspects related to the matters that will be part of the agenda, including the compatibility of the requests made by the shareholders with the Company's Bylaws in force and the adequacy of the Management Proposal prepared to support the shareholders' decision. In this regard, the following topics will be addressed:

(a) the quorum to open the meeting to be applied in the 182nd EGM would be that provided for in art. 125 of the Brazilian Business Corporation Act;

(b) compatibility of the term of office set forth in item 4.5.1 of the Corporate Governance Level 1 Listing Regulation of B3 S.A. – Brasil, Bolsa, Balcão ("Level 1 Listing Regulation" and "B3", respectively) with art. 32 of the Bylaws, which provides for a unified term of two (2) years, allowing a maximum of three (3) consecutive reinstatements;

(c) the possibility of reinstatement of the elected directors, pursuant to item 4.5.1 of the Level 1 Listing Regulation, after the term management set forth in the provision, as provided in art. 32 of the Company's Bylaws, for a period of two (2) years;

(d) the choice of separate election for the common shares (in art. 141, paragraph 4, item I, of the Brazilian Business Corporation Act) in view of the Company's Bylaws; and

(e) the scope of the limitation on the exercise of voting rights provided for in art. 8 of the Bylaws in relation to shareholders holding preferred shares due to the election, by these shareholders, of a separate member of the Board of Directors; and

---

[4]Notice to the Market dated 06.19.2022. Available at: https://api.mziq.com/mzfilemanager/v2/d/abb77a17-3348-4bc7-849a-154998e06ca3/774733d9-d6b1-4023-c9fa-bb6f00be6512?origin=1

RIO DE JANEIRO
Avenida Rio Branco, 110 | 39º e 40º andares | Centro
CEP: 20040-001 | Tel.: 21 3861 . 5800 | Fax: 21 3861 . 5861

SÃO PAULO
Rua Joaquim Floriano, 100 | 16º andar | Itaim Bibi
CEP: 04534-000 | Tel.: 11 2198.2800 | Fax: 11 2198.2849

(f) the date of expiry of the term of office of the members of the Board of Directors.

II. Management Proposal of the 182nd Extraordinary General Meeting – Legal Aspects

II.I The quorum to open the meeting applicable to the 182nd Extraordinary General Meeting of the Company – application of art. 125 of the Brazilian Business Corporation Act.

9. Regarding the quorum to open the meeting to be applied at the 182nd EGM, there is a general rule, provided in art. 125 of the Brazilian Business Corporation Act, and another, provided for in art. 135, requiring a qualified quorum of 2/3 of the voting shares. Said provisions are quoted below:

> *"Art. 125. Except as provided for by law, the meeting of shareholders shall be held, on first call, with the presence of shareholders representing at least one quarter (¼) of the total votes cast by the voting shares and, on second call, with any number. (...)"*
>
> *Art. 135. The special meeting of shareholders whose purpose is to restate the articles of incorporation shall only be held, on first call, with the presence of shareholders representing at least two thirds (2/3) of the total votes conferred by the voting shares, but may be held, on second call, with any number. (...)" (emphasis ours)*

10. In this regard, we initially refer to article 2 of Eletrobras' Bylaws, which states that *"the Company, its shareholders, managers, members of the advisory committees and the Audit Committee are subject to the provisions of BM&FBOVESPA's Corporate Governance Level 1 Listing Regulation"*.

11. Item 4.5.1 of the Level 1 Listing Regulation, in turn, provides as follows:

> *"4.5.1 Exceptionally and for transition purposes, when there is no longer a Controlling Shareholder holding more than fifty percent (50%) of the Company's voting capital, the members of the board of directors may be*

RIO DE JANEIRO
Avenida Rio Branco, 110 | 39º e 40º andares | Centro
CEP: 20040-001 | Tel.: 21 3861 . 5800 | Fax: 21 3861 . 5861

SÃO PAULO
Rua Joaquim Floriano, 100 | 16º andar | Itaim Bibi
CEP: 04534-000 | Tel.: 11 2198.2800 | Fax: 11 2198.2849

elected, once only, with a unified term of office of up to three (3) years." (emphasis ours)

12. In view of the reference in the bylaws to the application of the Level 1 Listing Regulation to Eletrobras and the choice provided in item 4.5.1 quoted above, the quorum to open the meeting to be applied to the specific case is that of art. 125 of the Brazilian Business Corporation Act, since the unification – and extension of up to three (3) years – of the term of office of the Board of Directors will be exceptional and transitory, exactly as a result of the case expressly provided in said regulation, that is, the election of new directors when there is no controlling shareholder.

13. Thus, as the matter is already provided for in the articles statutoryly, even if by reference to the applicable B3 regulation, it is not an amendment to the Company's Bylaws, and, therefore, the quorum provided for in art. 135 of the Brazilian Business Corporation Act may be waived.

II.II Compatibility of the term of office set forth in item 4.5.1 of the Level 1 Listing Regulation with art. 32 of the Company's Bylaws

14. In view of the above conclusion, it can be deduced that there is no incompatibility between the two rules. The term of office of three (3) years provided for in item 4.5.1 of the Level 1 Listing Regulation, quoted above, is an exceptional and transitional case, while the provisions of article 32 of the Company's Bylaws apply to the routine, ordinary situation, in which the unified term of office is two (2) years, with the possibility of three (3) consecutive reinstatements.

15. As mentioned above, art. 2 of the Bylaws refers to the application of the provisions of the Level 1 Listing Regulation, with the optional use of the prerogative provided for in item 4.5.1 of said Regulation. With the completion of the Privatization of Eletrobras on June 17, 2022, the Company ceased to have a controlling shareholder (defined in art. 116 of the LSA), since the Federal Government no longer holds shares representing the voting capital of Eletrobras that would permanently guarantee it the majority required to approve resolutions at the meeting and the power to elect a

RIO DE JANEIRO
Avenida Rio Branco, 110 | 39º e 40º andares | Centro
CEP: 20040-001 | Tel.: 21 3861 . 5800 | Fax: 21 3861 . 5861

SÃO PAULO
Rua Joaquim Floriano, 100 | 16º andar | Itaim Bibi
CEP: 04534-000 | Tel.: 11 2198.2800 | Fax: 11 2198.2849

majority of the managers. Thus, and despite both the Company's Bylaws and B3's Level 1 Listing Regulations provide, as a general rule, for the unified term of two (2) years, the circumstance of changing Eletrobras' shareholding structure justifies the adoption of the transitional regime of three (3) years, which may occur only once.

16. It is concluded that there is, in this case, a circumstantial and exceptional relaxation of the rule of art. 32 of the Bylaws, in order to allow the adaptation, regarding the term of office of the board members, to the new situation. After the end of the new term of office, which, extraordinarily, will begin with the election at the 182nd EGM and will end at the Annual Meeting of Shareholders to be held in 2025, the provision of the Bylaws on the term of office will govern the matter again.

II.III Possibility of reinstatement of the elected directors, pursuant to item 4.5.1, after the term of office set forth in the provision, as provided in art. 32 of the Company's Bylaws

17. As already mentioned, the exceptional rule contained in item 4.5.1 of the Level 1 Listing Regulation applies only once and after the end of the three (3) year term of office, as a result of the specific flexibilization of the statutory standard, the provisions of art. 32 of the Company's Bylaws will apply again.

18. Thus, the new board members, after being elected at the 182nd Extraordinary General Meeting, may be reinstated, provided that the maximum number of up to three (3) reinstatements is observed. Considering that the word reinstatement means appointment for a new term in the exercise of a function, the conclusion is that the total term of office may be at most four (4), that is, the first term and three reinstatements.

II.IV Application of the choice of election separately for common shares, pursuant to art. 141, paragraph 4, item I of the Brazilian Business Corporation Act, for the election of the new members of the Board of Directors

RIO DE JANEIRO
Avenida Rio Branco, 110 | 39º e 40º andares | Centro
CEP: 20040-001 | Tel.: 21 3861 . 5800 | Fax: 21 3861 . 5861

SÃO PAULO
Rua Joaquim Floriano, 100 | 16º andar | Itaim Bibi
CEP: 04534-000 | Tel.: 11 2198.2800 | Fax: 11 2198.2849

19. The provision contained in art. 141, paragraph 4, item I of the Brazilian Business Corporation Act assumes that the capital structure of the companies has a controlling shareholder. It should be noted that, especially in the event of a vote by the majority system, these shareholders (both minority and non-voting preferred holders), if there was no such provision, could be left without any representation on the Board of Directors. In spite of the fact that, in the proportional election system, the possibility of minority shareholders electing a member is increased, the Brazilian Business Corporation Act, even so, in paragraph 7 of art. 141, allows the separate election by these shareholders.

20. Thus, when there is a controlling shareholder (the definition is contained in art. 116 of the Brazilian Business Corporation Act[5]), the separate election of a directors by minority common shareholders constitutes an opportunity to allow or strengthen the shareholders "representation" of this board.

21. In this case, with the Privatization of Eletrobras, conceived by Law No. 14.182/21, it was determined that the existence of a controlling shareholder would be ruled out, through the implementation of several statutory changes , already allowed in the general regime of corporations (art. 110, paragraph 1 of the Brazilian Business Corporation Act[6]), specifically, by (a) limiting the exercise of voting rights to a percentage greater than ten percent (10%) of the total number of shares in which the voting capital of Eletrobras is divided, regardless of its interest in the capital stock (art. 8), (b) prohibiting the execution of shareholders' agreements aimed at exercisethe right to vote in a number greater than that corresponding to the percentage of ten percent

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[5]Brazilian Business Corporation Act: "Art. 116. Controlling shareholder means an individual or legal entity, or the group of persons bound by a voting agreement, or under common control: a) holding membership rights that permanently ensure the majority of the votes in the resolutions of the meeting of shareholders and the power to elect the majority of the company's managers; and b) effectively using their power to direct the corporate activities and guide the operation of the company's bodies.
Sole paragraph. The controlling shareholder must use the power to make the company perform its purpose and fulfill its social function, and has duties and responsibilities to the other shareholders of the company, those who work at the company and the community in which it operates, whose rights and interests the controlling shareholder must fully observe."

[6]Brazilian Business Corporation Act: "Art. 110. Each common share corresponds to one (1) vote in the resolutions of the Extraordinary General Meeting . Paragraph 1. The Company's Bylaws may establish a limitation on the number of votes of each shareholder."

RIO DE JANEIRO
Avenida Rio Branco, 110 | 39º e 40º andares | Centro
CEP: 20040-001 | Tel.: 21 3861 . 5800 | Fax: 21 3861 . 5861
SÃO PAULO
Rua Joaquim Floriano, 100 | 16º andar | Itaim Bibi
CEP: 04534-000 | Tel.: 11 2198.2800 | Fax: 11 2198.2849

(10%) of the total number of shares in which the voting capital of Eletrobras is divided (art. 9); (c) establishing groups of shareholders, for the purpose of restricting the exercise of voting rights (art. 10) and (d) inserting *poison pills* (arts.11 and 12), in order to encumber the acquisition of shares that may result in a majority interest held by one or more shareholders.

22. The election, therefore, of the candidates for board member depends on the votes cast at each meeting that deals with the matter, when then the majority is constituted, in accordance with the will expressed by the shareholders, respecting the limitations imposed, applicable in each of these opportunities. Thus, in the specific case, the permanence required by art. 116 of the LSA as a requirements for the characterization of the power was ruled out.

23. Thus, in view of the limitations provided in the Company's Bylaws imposed on the exercise of the vote, which affect any and all shareholders and prevent the company from having a controlling shareholder, we understand that the rule in question (art. 141, §4, item I of the Brazilian Business Corporation Act) is inapplicable to the election of Eletrobras' board of directors.

II.V Application of the limitation on the exercise of voting rights to shareholders holding preferred shares

24. The articles of the Company's Bylaws providing for the prohibition of the exercise of voting rights are expressed when determining that the limitation imposed will take into account the number of shares in which the <u>voting capital</u> of the Company is divided. In this regard, see arts. 8 and 9:

> *"Art. 8 - Shareholders or a group of shareholders, either Brazilian or foreign, public or private, shall not exercise the right to vote in a number greater than that corresponding to the percentage of ten percent (10%)* ***of the total number of shares in which the voting capital of Eletrobras is divided****, regardless of its interest in the capital stock.*

RIO DE JANEIRO
Avenida Rio Branco, 110 | 39º e 40º andares | Centro
CEP: 20040-001 | Tel.: 21 3861.5800 | Fax: 21 3861.5861

SÃO PAULO
Rua Joaquim Floriano, 100 | 16º andar | Itaim Bibi
CEP: 04534-000 | Tel.: 11 2198.2800 | Fax: 11 2198.2849

Sole paragraph – If the preferred shares issued by Eletrobras confer voting rights under art. 111, paragraph 1, of Law No. 6,404, of 1976, the limitation contained in the head provision of this art. 8 shall cover such preferred shares, so that all shares held by the shareholder or group of shareholders that confer voting rights in relation to a particular resolution (whether common or preferred shares) are considered for the purpose of calculating the number of votes according to the head provision of this article.

Art. 9 - It is forbidden to enter into shareholders' agreements aimed at exercising the right to vote in a number greater than that corresponding to the ***percentage of ten percent (10%) of the total number of shares in which the voting capital of Eletrobras is divided****, including in the case described in art. 8, sole paragraph. (...)" (emphasis ours)*

25. Although the sole paragraph of art. 8 provides that the limitation on the exercise of voting rights also applies to preferred shares, the same provision expressly restricts the application of said limitation to the event that such shares acquire the right to vote due to the non-receipt of dividends to which they are entitled, pursuant to art. 111, paragraph 1 of the Brazilian Business Corporation Act:

"Art. 111, paragraph 1 Preferred shares without voting rights shall acquire the exercise of this right if the company, for the period provided for in the Company's Bylaws, not exceeding three (3) consecutive years, fails to pay the fixed or minimum dividends to which they are entitled, a right that they shall retain until payment, if such dividends are not cumulative, or until the cumulative dividends in arrears are paid." (emphasis ours)

26. Note that CPPI Resolution 221, which amended CPPI Resolution 203, covered the adjustment below:

"Art. 1 Resolution No. 203, of October 19, 2021, of the Board of the Investment Partnerships Program, shall read as follows: (...)
Art. 11 ....
Paragraph 13. Eletrobras' Company's Bylaws shall provide that the prohibition referred to in letter "a" of item I of the head provision also applies to preferred shareholders who acquire voting rights, pursuant to the provisions of art. 111, paragraph 1, of Law No. 6,404, of 1976." (emphasis ours)

27. In addition, the voting restrictions provided in the Company's Bylaws are in line with the provisions of Law No. 14,182/21:

RIO DE JANEIRO
Avenida Rio Branco, 110 | 39º e 40º andares | Centro
CEP: 20040-001 | Tel.: 21 3861 . 5800 | Fax: 21 3861 . 5861

SÃO PAULO
Rua Joaquim Floriano, 100 | 16º andar | Itaim Bibi
CEP: 04534-000 | Tel.: 11 2198.2800 | Fax: 11 2198.2849

> *"Art. 3 The privatization of Eletrobras is **subject** to the approval, by its meeting of shareholders, of the following conditions: (…)*
> *III - amendment of Eletrobras' Company's Bylaws to:*
> *a) prohibit any shareholder or group of shareholders from exercising votes in a number greater than ten percent (10%) of the number of shares in which the voting capital of Eletrobras is divided;" (emphasis ours)*

28. In view of this, the conclusion reached, when reading both articles 8 and 9 of the Company's Bylaws (which refer to "*the number of shares in which the voting capital is divided*"), the new wording of CPPI Resolution 203, as amended by CPPI Resolution 221, of paragraph 13 of art. 11, and the legal provision contained in Law No. 14,182/21, item 'a', item III of art. 3, quoted above, is that the limitation only applies to common shares and, in the case of preferred shares, only if they acquire such right under paragraph 1 of art. 111, of the Brazilian Business Corporation Act.

29. In this regard, find below an excerpt addressing the subject contained in the Legal Mapping Report and Modeling Detailing Report, in Annex 03 of the Management Proposal of the 181st Extraordinary General Meeting of Eletrobras, pages 14-16:

> *"Limitation on voting rights (...)*
>
> *However, it is important to highlight that the intention of the legislator when providing for separate votes by holders of preferred shares is to allow them to protect their interests in the face of decisions made by holders of common shares and, by limiting their separate vote, Law 14,182 could be violating such legitimate interests. That said, the same protective purpose does not seem to apply to cases where holders of preferred shares vote together with holders of common shares (that is, in view of the acquisition of broad voting rights in case of non-payment of minimum dividends, according to art. 111, paragraph 1 of the Brazilian Business Corporation Act).*
>
> ***In view of the foregoing and, in particular, in view of the lack of clarity of Law 14.182 on the subject, after discussions between the Ministry of Economy, Ministry of Mines and Energy, Office of the General Counsel for the Federal Treasury, Eletrobras, BNDES and this Consortium, it was understood that the limitation on the number of votes exercisable by shareholders holding preferred shares should only apply to cases where they hold broad voting rights, equivalent to those conferred by common shares, that is, in the case established in art. 111, paragraph 1, of the Brazilian Business Corporation Act, and not in other cases.** (...)" (emphasis ours)*

RIO DE JANEIRO
Avenida Rio Branco, 110 | 39º e 40º andares | Centro
CEP: 20040-001 | Tel.: 21 3861 . 5800 | Fax: 21 3861 . 5861

SÃO PAULO
Rua Joaquim Floriano, 100 | 16º andar | Itaim Bibi
CEP: 04534-000 | Tel.: 11 2198.2800 | Fax: 11 2198.2849

30. Therefore, we understand that the limitation of voting to ten percent (10%) of the voting capital is not applicable to holders of preferred shares when, in a separate election, they choose a board member, pursuant to art. 141, paragraph 4, item I, of the LSA.

II.VI Time when the term of office of the members of the Board of Directors ends

31. The Brazilian Business Corporation Act assigns powers to the annual meeting of shareholders to elect the members of the Board of Directors (art. 132), as well as provides rules aimed at regulating the vacation of offices and the way in which the election of the deputy should be held.

32. In this regard, art. 150 of the law provides that, in the event of vacation of the office of director, unless otherwise provided by law, the deputy will be appointed by the remaining members and will hold office until the first meeting of shareholders. In the event of vacation of most offices, the meeting will be called to hold a new election:

> *"Art. 150. In the event of vacation of the office of director, unless otherwise provided in the articles of incorporation, the deputy shall be appointed by the remaining directors and shall hold office until the first meeting of shareholders. If the majority of offices are vacant, the Meeting of Shareholders shall be called to hold the new election.*
> *Paragraph 1 In the event of vacation of all offices in the board of directors, the board of directors shall call the meeting o shareholders.*
> *Paragraph 2 In the event of vacation of all offices of the executive board, if the company does not have a board of directors, the audit committee, if in operation, or any shareholder, shall call the meeting of shareholders, and the representative of the largest number of shares shall perform, until the meeting, the urgent acts of management of the company.*
> *Paragraph 3 The deputy elected to fill a vacant office shall complete the term of office of the substituted person.*
> *Paragraph 4 The term of office of the board of directors or of the executive board shall be effective until the investiture of the new elected managers." (emphasis ours)*

33. The law thus sought, by instituting a specific doctrine on the subject, to prevent the companies' activities from being suspended. However, in any case, the deputy (i)

RIO DE JANEIRO
Avenida Rio Branco, 110 | 39º e 40º andares | Centro
CEP: 20040-001 | Tel.: 21 3861 . 5800 | Fax: 21 3861 . 5861

SÃO PAULO
Rua Joaquim Floriano, 100 | 16º andar | Itaim Bibi
CEP: 04534-000 | Tel.: 11 2198.2800 | Fax: 11 2198.2849

will only complete the term of office of the substituted member; and (ii) the term of office of the members of the Board of Directors is effective until the investiture of the new elected members.

34. Therefore, the directors who are elected to replace the members of the Company's Board of Directors who submitted their resignations, pursuant to art. 150 above, will complete the remainder of the term, if the election of the nominees is not approved for an exceptional period of three (3) years, as set forth in item 4.5.1 of the Level 1 Listing Regulation, and, in any scenario, the resigning members must remain in their positions until the investiture of the new directors.

III. Conclusion

35. In view of the above, we conclude that the Management Proposal for the 182nd Extraordinary General Meeting is adequate and, with its disclosure, the shareholders will be duly supported and will be able to take resolutions in a reflected and informed manner.

Maria Isabel do Prado Bocater

RIO DE JANEIRO
Avenida Rio Branco, 110 | 39º e 40º andares | Centro
CEP: 20040-001 | Tel.: 21 3861 . 5800 | Fax: 21 3861 . 5861

SÃO PAULO
Rua Joaquim Floriano, 100 | 16º andar | Itaim Bibi
CEP: 04534-000 | Tel.: 11 2198.2800 | Fax: 11 2198.2849

Annex 05

Articles of the Company's Bylaws of the Company and Declaration of Membership

Article 8 - It is forbidden for any shareholder or group of shareholders, Brazilian or foreign, public or private, to exercise the right to vote in a number greater than the equivalent to the percentage of 10% (ten percent) of the total number of shares into which the voting capital of Eletrobras is divided, regardless of their share in the capital.

Sole Paragraph – If the preferred shares issued by Eletrobras start to confer voting rights under the terms of Article 111, Paragraph 1, of Law No. 6404, of 1976, the limitation contained in the head provision of this Article 8 will cover such preferred shares, so that all shares held by the shareholder or group of shareholders that warrant voting rights relative to a certain resolution (whether common or preferred) are considered for purposes of calculating the number of votes according to the head provision of this article.

Article 9 - Shareholders' agreements cannot be executed with a view to regulating the exercise of voting rights in a number greater than the percentage corresponding to 10% (ten percent) of the total number of shares in which the voting capital of Eletrobras is divided, including the case provided for in Article 8, Sole Paragraph.

Paragraph 1 - The Company will not file a shareholders' agreement on the exercise of voting rights that conflicts with the provisions of these Company's Bylaws.

Paragraph 2 - The chairperson of the Eletrobras' meeting shall not reckon votes cast in breach of the rules established in Articles 8 and 9 of these Company's Bylaws, without prejudice to the veto right by the Federal Government, pursuant to Paragraph 3 of Article 13 of these Company's Bylaws.

Article 10 - For the purposes of these Company's Bylaws, two or more shareholders of the Company shall be considered as a group of shareholders:

I - If they are parties to a voting agreement, either directly or through subsidiaries, controlling companies or under joint control;

II – If one is, directly or indirectly, the controlling shareholder or controlling company of the other or the others;

III – If they are companies directly or indirectly controlled by the same person or company, or a group of people or companies, shareholders or not; or

IV – If they are companies, associations, foundations, trust and cooperative conduct, funds or investment portfolios, universality of rights or any other forms of organization or enterprise with the same administrators or managers, or even with administrators or managers that are directly or indirectly controlled companies by the same person or company, or a group of people or companies, shareholders or not.

Paragraph 1 - In the case of investment funds with a common administrator or manager, only those with investment policy and the exercise of votes at shareholders' meetings, under the terms of the respective bylaws, under the responsibility of the administrator or manager will be considered as members of a group of shareholders, accordingly, at their discretion.

Paragraph 2 - In addition to the provisions of the head provision and preceding paragraphs of this article, any shareholders represented by the same agent, administrator or representative in any capacity shall be considered as part of the same group of shareholders, except in the case of holders of securities issued under the scope of the Company's Depositary Receipts program, when represented by the respective depositary bank, provided that they do not fit into any of the other cases provided for in the head provision or in Paragraph 1 of this Article.

Paragraph 3 - In the case of shareholders' agreements that deal with the exercise of voting rights, all of their signatories will be considered, under the terms of this article, as members of a group of shareholders, for the purpose of applying the limitation to the number of votes dealt with in Articles 8 and 9.

Paragraph 4 - Shareholders shall keep Eletrobras informed about their membership to a group of shareholders under the terms of these Company's ByLaws, if such shareholder group holds, in total, shares representing 10% (ten percent) or more of the voting capital of Eletrobras.

Paragraph 5 - The members of the board of shareholders' meetings may ask the shareholders for documents and information, as they think necessary to verify the possible membership of a shareholder to a group of shareholders that may hold 10% (ten percent) or more of the voting capital of Eletrobras.

****

Article 32: The Board of Directors shall comprise eleven (11) members, elected by Shareholders' Meeting, with a unified term of office of two (2) years. Three (3) reappointments shall be allowed, at the most, including the following:

I – a director elected in a separate vote at the Shareholders' Meeting, by a majority of the holders of preferred shares issued by Eletrobras, and the candidate shall meet the investiture requirements; and

II – one director elected as employee representative, chosen by the direct vote of their peers among the active employees and by an election organized by the Company together with the trade union entities that represent them, providing that such candidate should meet the investiture requirements.

Paragraph 1 - Only the preferred shareholders that prove the uninterrupted ownership of their shares during a period of at least three months immediately prior to the Shareholders' Meeting may exercise the right set forth in Item I above.

Paragraph 2 - The Board of Directors shall be made up of, at least, 3 (three) independent members. For the purposes of this paragraph, an Independent Director means the one defined in accordance with the requirements of the special governance segment of Novo Mercado of Brasil, Bolsa, Balcão S/A (B3).

Paragraph 3 - The People, Eligibility, Succession and Compensation Committee shall check the qualification of those appointed to be independent directors by reviewing the self-declaration they submitted, and the respective documents.

Paragraph 4 - The Board of Directors shall elect its Chairman and the alternate at the first meeting within 30 (thirty) days after the election of its members.

INFORMATION OF SHAREHOLDERS FALLING UNDER ARTICLE 10 OF THE ARTICLES OF INCORPORATION –

MEMBERSHIP TO A GROUP OF SHAREHOLDERS

AGE – CENTRAIS ELET BRA S.A. – ELETROBRAS 08/05/2022

Shareholder's Name:
CNPJ or CPF of the shareholder:
E-mail:
Number of shares issued by the Company held by them:
Completion Guidelines: It is prohibited, as provided for in Article 8 of the Company's bylaws, the exercise of voting rights by shareholders or groups of shareholders (Article 10 of the bylaws) in a number greater than the percentage equivalent to 10% of the total number of shares in which Eletrobras' voting capital is divided, regardless of their share in the capital. The above limitation also applies in cases of shareholders' agreements that have been entered into to regulate the exercise of voting rights, and the said percentage shall be fulfilled in this case, as well as to business groups or entities under the same administration or management or under the same control. Shareholders represented by the same agent, manager or representative in any capacity are also considered part of the same group. Owing to the said limitation, the Company requests, for purposes of check as to the classification of shareholders in the legal situations set forth in Articles 8, 9 and 10 of the Articles of Incorporation, the following information:
1. If they are part of a voting agreement and if there are other members of the agreement and their respective shareholdings: [ ] No [ ] Yes [ ] If so, inform who are the members of the Shareholders' Agreement and their respective shareholdings:

2. If they are part of a business group of companies or a group of entities with common administration or management or under the same control: [ ] No [ ] Yes [ ] If so, inform the names of the shareholders that make up the business group or group of entities with the administration or management/control in common:
3. If they are part of a group in which the shareholders are represented by the same agent, administrator or representative in any capacity: [ ] No [ ] Yes [ ] If so, inform the name of the representative, administrator or representative and the names of the respective shareholders:

The declaration shall be completely filled out, signed, and submitted together with a copy of the documents described in "**Documents for Participation in the Special Shareholders' Meeting**," as indicated in the Management Proposal, up to 2 (two) days in advance of the date set for holding the AGE, that is, until 11:59 pm on August 3, 2022, exclusively through the website address: https://tenmeetings.com.br/assembleia/portal_/#/?id=AE0379C8AFD6

Detailed information on the agenda business can be found in the Management Proposal for the 182nd Special Shareholders' Meeting available on the websites of CVM (www.cvm.gov.br) and of the Company (https://ri.eletrobras.com/).

City: ____

Date: ____

Shareholder's Signature: ____